Exhibit 99.1

01.01 -  IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY			3 - TAXPAYER NO.
00043-4	Aracruz Celulose S.A.			42.157.511/0001-61

4 - COMMERCIAL NAME OF THE COMPANY Aracruz Celulose S.A.

5 - PREVIOUS NAME OF THE COMPANY Aracruz Celulose S.A.

6 - NIRE CODE 32000002018

01.02 - HEAD OFFICE
1 - FULL ADDRESS Cam. Barra do riacho, s/nº - km 25		2 - DISTRICT Barra do Riacho

3- ZIP CODE 29.197-900	4- CITY Aracruz	5- STATE ES

6 - AREA CODE 027	7- TELEPHONE 3270 - 2442	10 - TELEX -	11 - FAX NO 3270 - 2590	15 - E-MAIL http:/www.aracruz.com.br

01.03 - SHAREHOLDERS DEPARTMENT
1 - NAME Denys Marc Ferrez				2 - POSITION Manager of Corporate Relations

3 - FULL ADDRESS Av. Brigadeiro Faria Lima,2272 - 3th and 4th Floor - Jardim Paulistano				4 - DISTRICT

5 - ZIP CODE 01.452-000	6 - CITY São Paulo		7 - STATE São Paulo

6 - AREA CODE 011	7- TELEPHONE 3301-4139	10 - TELEX -	11 - FAX NO 3301-4117	15 - E-MAIL invest@aracruz.com.br

01.04 - DIRECTOR OF MARKET RELATIONS
1 - NAME Isac Roffé Zagury

2 - FULL ADDRESS Av. Brigadeiro Faria Lima,2272 - 3th and 4th Floor - Jardim Paulistano				3 - DISTRICT

4 - ZIP CODE 01.452-000		5 - CITY São Paulo	6 - STATE São Paulo

7 - AREA CODE 011	8 - TELEPHONE 3301-4160	11 - Telex -	12 - FAX NO 3301-4202	16 - E-MAIL iz@aracruz.com.br

01.05 - REFERENCE / AUDITOR
1 - LAST FISCAL YEAR, BEGINNING 01/01/2005				2 - LAST FISCAL YEAR , ENDING 12/31/2005

3 - CURRENT FISCAL YEAR, BEGINNING 01/01/2006				4 - CURRENT FISCAL YEAR, ENDING 12/31/2006

5 - NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes				6 - CVM CODE 00385-9

7 - NAME OF THE TECHINICAL RESPONSIBLE Celso de Almeida Moraes				8 - CPF Nº 680.686.898-34

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2005

01.01 - IDENTIFICATION
1 - CVM CODE 00043-4	2 - NAME OF THE COMPANY Aracruz Celulose S.A.	3 - TAXPAYER Nº 42.157.511/0001-61

01.06 - GENERAL INFORMATION
1 - BRAZILIAN STOCK EXCHANGES WHERE THE COMPANY IS LISTED São Paulo Stock Exchange	2 - MARKETS WHERE SECURITIES ARE TRADED Stock Exchange

3 - SITUATION In Operation	4 - ACTIVITY CODE 1040 - Pulp & Paper Industry	5 - ACTIVITY OF THE COMPANY Production of Bleached Eucalyptus Pulp

01.07 - STOCK CONTROL / SECURITIES ISSUED
1 - STOCK CONTROL Private, Brazilian	2 - SECURITIES ISSUED BY THE COMPANY Shares and debenturies

01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS
1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE FINANCIAL 01/16/2006	2 - STOCKHOLDERS’ MEETING TO APPROVE THE FINANCIAL 02/05/2006

3 - ANNOUNCEMENT OF STOCKHOLDERS’ MEETING TO APPROVE 04/12/2006	4 - PUBLICATION OF FINANCIAL STATEMENTS 01/162006

01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION

1 - NAME	2 - STATE

A Gazeta Diário Oficial do Estado do Espírito Santo Gazeta Mercantil A Tribuna	Espírito Santo Espírito Santo São Paulo Espírito Santo

01.10 - DIRECTOR OF MARKET RELATIONS

1 - DATE 05/23/2006	2 - SIGNATURE ( signed ) Isac Roffé Zagury

02.01.01 - BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY

1 - ITEM	2 - ADMINISTRATOR	3 - CPF	4 - DATE OF ELECTION	5 - TERM OF OFFICE	6 - CODE	8 - ELECT FOR CONTROLLER	8 - POSITION/ FUNCTION	9 - FUNCTION
01	Carlos Alberto Vieira	000.199.171-04	04/29/2004	04/30/2007	2	Yes	20	Chairman of Council of Administration
02	Eliezer Batista da Silva	607.460.507-63	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
03	Haakon Lorentzen	667.258.797-72	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
04	Luiz Aranha Corrêa do Lago	375.703.317-53	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
05	João Carlos Chede	221.664.051-53	04/29/2005	04/30/2007	2	Yes	22	Council of Administration
06	Ernane Galvêas	007.998.407-00	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
07	Raul Calfat	635.261.408-63	07/16/2004	04/30/2007	2	Yes	22	Council of Administration
08	Álvaro Luis Veloso	456.981.636-34	04/05/2005	04/30/2007	2	Yes	22	Council of Administration
09	Nelson Koichi Shimada	042.170.338-50	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
10	Sandra Meira Starling	132.083.066-87	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
11	Isaac Sutton	047.010.738-30	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
12	Thomas de Mello e Souza	014.558.257-43	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
13	José Eduardo Martins Morais	550.770.307-82	04/28/2006	04/30/2007	2	Yes	23	Council of Administration Substitute
14	Mauro Agonilha	577.141.008-00	10/20/2005	04/30/2007	2	Yes	23	Council of Administration Substitute
15	Carlos Jurgen Temke	610.818.507-44	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
16	Alex H. Haegler	004.864.347-53	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
17	Marcus Olyntho de Camargo Arruda	067.020.158-87	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
18	Gilberto Lara Nogueira	386.364.768-87	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
19	Alexandre D’Ambrosio	042.170.338-50	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
21	Carlos Augusto Lira Aguiar	032.209.829-72	07/24/2003	07/24/2006	1		10	Director President
22	Walter Lídio Nunes	151.624.270-04	07/24/2003	07/24/2006	1		19	Director of operations
23	João Felipe Carsalade	468.913.667-04	07/24/2003	07/24/2006	1		19	Commercial Director
24	Isac Roffé Zagury	261.319.197-04	07/24/2003	07/24/2006	1		12	Director of Market Relations

NOTE  :

1 - BELONGS TO THE COMPANY ONLY

2 - BELONGS TO THE BOARD OF DIRECTORS ONLY

02.01.02 - CURRENT COMPOSITION OF THE FISCAL COUNCIL

1 - COUNCIL FISCAL INSTALLED	2 - PERMANENT
Yes	No

3 - ITEM	4 - NAME	5 - CPF	6 - DATE OF ELECTION	7 - TERM OF OFFICE	8 - POSITION/ FUNCTION	9 - FUNCTION
01	Wagner Braz	881.756.858-91	04/28/2006	04/30/2007	43	F.C. (Effective) Elect for the Majority Stockholder
02	Fernando Octávio MArtins Alves	129.014.907-00	04/28/2006	04/30/2007	44	F.C. (Effective) Elect for the Preferred Stockholder
03	Sheila Periard Henrique Silva	069.227.887-70	04/28/2006	04/30/2007	46	F.C. (Substitute) Elect for the Majority Stockholder
04	Jorge Juliano de Oliveira	036.002.768-75	04/28/2006	04/30/2007	47	F.C. (Substitute) Elect for the Preferred Stockholder
05	José Gilberto Jaloretto	177.049.879-68	04/28/2006	04/30/2007	45	F.C. (Effective) Elect for the Minority Stockholder
06	Mauro José Periotto	143.798.489-49	04/28/2006	04/30/2007	48	F.C. (Substitute) Elect for the Minority Stockholder

02.02 -  PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER

Members of Council of Administration:

1.              CARLOS ALBERTO VIEIRA

Member of the Board of Directors of Aracruz Celulose  S.A. since April 15, 1988. Was elected president of the Council of Administration on April 29, 2004. Also  Chairman of Banco Safra S.A., Albatroz S.A.,  Safra Companhia de Arrendamento Mercantil S.A.,  Safra Leasing S.A. Arrendamento Mercantil, Agropecuária  Potrillo S.A.,  Pastoril Agropecuária Couto Magalhaes S.A., Safra Holding  S.A., and  Safra Participações S.A. Also President of Banco Safra de Investimentos S.A. and a Director of Safra Seguradora S.A. Economist graduated from Pontifícia Universidade Católica de São Paulo. Born April 2, 1934.

2.     ELIEZER BATISTA DA SILVA

Member of the Board of Directors of Aracruz Celulose S.A. since June 28, 1996. He is also Chairman of Rio Doce International. In 1992, he served as the Brazilian Government’s Secretary for Strategic Affaris. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also President of its Board of Officers. He was President of Minerações Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964.

3.     HAAKON LORENTZEN

Member of the Board of Directors of Aracruz Celulose  S.A. since April 29, 1991. Administrative and Data Processing Director of Lorentzen Empreendimentos S.A.,   Member of the Board of Directors and Director of Arapar S.A. and Lorentzen Empreendimentos S.A. Also Chairman of the Board of Directors of Companhia de Navegação Norsul. Economist graduated from Pontifícia Universidade Católica do Rio de Janeiro and Harvard Business School (USA). Born August 23, 1954.

4.     LUIZ ARANHA CORRÊA DO LAGO

Member of the Board of Directors of Aracruz Celulose S.A. since APRIL , 1988. Director of Planning of Lorentzen Empreendimentos S.A., from Março of 1988. Full teacher of the Department of Economy, of the Pontifícia Catholic University of Rio de Janeiro, from Março of 1979. Former-boss of the Center of Monetary Studies and of International Economy (CEMEI), IBRE, of the Fundação Getúlio Vargas (1981-1986). Former-director of the Area of Market of Capitals of the Central Bank of Brazil (1987-1988). Doctor in Economy, Ph.D, for the University of Harvard, Cambridge, Massachusetts. Born November 27, 1950.

5.     JOÃO CARLOS CHEDE

Mr. Chede was an alternate member of our Board of Directors from April 2003 to April 2004. In April 29, 2005 he was elected a member of the board.He has been Safra Bank Executive Director since 1990. He is also a Director of the companies of Safra group : Safra Comércio e Serviços Ltda; Banco Safra de Investimentos S.A.; Canárias Corretora de Seguros S.A; Sodepa Sociedade de Empreendimentos  Publicidade e Participações Ltda; Cedral Companhia de Comércio Exterior S.A.

6.     ERNANE GALVÊAS

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1994. President, APEC (Economy Studies Development Association) Counsel; Economic Counselor for the Presidence of Confederação Nacional do Comércio (National Confederation of Commerce), Member of the Technical Counsel for the National Confederation of Commerce, Member of the Counsel of the International Law and Economy Academy - São Paulo. Was Financial Director of the Merchant Navy Commission, Director of CACEX (External Commerce Fund), President of the Central Bank of Brazil, ABECEL - Brazilian Cellulose Exporters Association, Minister of the Treasury. Master in Economics graduated from Yale University, Connecticut, U.S.A.. Born December 10, 1922.

7.     RAUL CALFAT

Member of the Board of Directors of Aracruz Celulose S.A. since July 16, 2004. Also director of Votorantim Industrial since January 2004. He was President of Votorantim Celulose e Papel S.A.until December 2003. Also of Member of the Board of Directors of  Votorantim Celulose and Papel S.A. Occupied several positions in associative level, having been Vice-president of ADVB - Association of the Leaders of Sales of Brazil, Brazilian Foundation of Marketing and President of the Association From São Paulo of the Manufacturers of Paper and Cellulose. He/she is now Vice-president of Paper to Print and to

Write of BRACELPA - Brazilian Association of the Manufacturers of Paper and Cellulose. He/she worked in the Papel Simão since 1974, having exercised several prominence functions in the international and domestic areas in sales, marketing and logistics, becoming Commercial Director in 1982. It assumed Papel Simão’s Presidency in 1987 and after the acquisition of this for Votorantim in 1992, he/she became Director Superintendente and member of Council of Administration of Celpav and of the Papel Simão, that you/they were coalition object later with Votorantim Cellulose’s denomination and Papel S.A. is formed in Adminsitração of Companies by the Fundação Getúlio Vargas and he/she has specialization for presidents of companies for IMD - Lausane - Switzerland.

8.              ÁLVARO LUIS VELOSO

Member of the Board of Directors of Aracruz Celulose S.A. since April 05, 2005. Also Director of the Planning Votorantim grou since March, 2005. Economist graduated from Pontifícia Universidade Católica of the Minas Gerais with with fluency courses in English, Spanish and intermediate French. Born June 10, 1964

9.              NELSON KOICHI SHIMADA

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2004. Also . Also Director of the Votorantim Finanças S.A. . Formed in engineering of the Production for the University of São Paulo. Economist graduated from University of Administration of São Paulo . Born April 05, 1953.

10.       SANDRA MEIRA STARLING

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2003. Also Executive Secretary of department of Labor and Job since January of 2003. It was also Director of Research and Extension of the Papal Catholic University of MG, teacher of the Department of Sociology and Anthropology of University of Philosophy and humanities - UFMG and teacher of the Department of Private Right of University of Right of UFMG. Master’s degree in Political Sciences for the Department of Political Sciences of the Federal University of Minas Gerais and Baccalaureate in Right for University of Right of the Federal University of Minas Gerais. Born April 16, 1944.

11.       ISAAC SUTTON

Member of the Board of Directors of Aracruz Celulose S.A. since 1996 and coordinator of the committee of audit of the company since 1997. Also Director of  Safra Group since 1994. Also member of the Board of Directors of  Telenordeste Celular and Telecelular Sul.. Economist graduated from University of São Paulo.

12.       THOMAS DE MELLO E SOUZA

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of  JS Investments Ltd. Economist graduated from  Clark University Massachussetts. Born September 25, 1970.

13.       JORGE EDUARDO MARTINS MORAIS

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/28/2006. Also manager of the Department of Attendance of the Area of Market of Capitals of BNDES since March 2006. It was Advisory Economical of the Ministry of Planning, Budget and Administration, acting in the Unit of Public-private Partnership, Member of the Committee of Investments of Fund Brasil Private Equity, administered by the Bank Guaranteed and later for Credit Suisse First Boston, of Advisory Council of Fund Brasil Private Equity, of Council of Administration of Tupy S.A., of Bahia Sul S/A, of the Aços Villares S/A, of Net Services of Comunicações S/A, of the Bank of the Northeast of Brazil and of Iochpe Maxion S/A. Civil engineer for UFRJ and Master in Administration of Companies for COPPEAD/UFRJ. Birthday date: 07/05/1956

14.       MAURO AGONILHA

is alternate member of Aracruz Board of Directors and members of the Audit Committee since October 20, 20045. Mr. Agonilha e also is an alternate Board member of  E-Bit Tecnologia em Marketing S.A. and Officer of the following companies: Brasil Warrant Administração de Bens e Empresas Ltda., BWU Comércio e Entretenimento Ltda., Caminho Editorial Ltda.,Cambuhy Agrícola Ltda.,Cambuhy Comercial, Representações e Participações Ltda.,Consórcio Unibanco - BW, Imopar Participações Imobiliárias Ltda.,Itaparica S.A. - Empreendimentos Turísticos,Gardênia Sul Representação e Participações Ltda.,Marília Investimentos

Ltd.,MPC Participações S.A.,MPC Representação e Participações S.A.,Rima Participações S.A.,Rima Representação e Participações S.A.,Rosefield Finance Ltd.,Santana Investimentos Ltd.,Santo Aleixo Empreendimentos Agropecuários Ltda.,São Carlos Representação e Participações Ltda.,São Gregório Representação e Participações Ltda., São Leonardo Representação e Participações Ltda.,São Teofilo Representação e Participações S/A.,Unicorp Administração de Bens e Empresas Ltda.,Unicorp International Finance Corporation. He is Bachelor in Accounting by Faculdade Metropolitanas Unidas (FMU) – Brazil and Master in Business Administration by University of Chicago – USA. Birthday date:08/04/1954.

15.  CARLOS JURGEN TEMKE

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/28/2003. Also member of the Board of Directors of  Lorentzen Empreendimentos and councillor in the Companies of Technology and Information  which the  Lorentzen Group maintains investments. Graduate Engeneer at University Rio de Janeiro.

16.  ALEX HAEGLER

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of  Lorentzen Empreendimentos, Cimentos Mauá S.A. and Sika S.A.. President of Haegler S.A. Representative of Credit Suisse in Brazil. Director of the Community Action of Brazil. Economist graduated from University of HAvard. Bron April 30, 1933.

17.  MARCUS OLYNTHO DE CAMARGO ARRUDA

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/30/2002. Also member of the Board of Directors Votorantim Finanças S.A. Director Vice-PResident of Bank Votorantim S.A. bachelor in right and Administrator of Companies for the Fundation GetúlioVargas. Born April 13, 1946.

18.  GILBERTO LARA NOGUEIRA

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Director of organizational development of the Votorantim Participações, since November 2003. Before, corporate director for the   polyamide division, at world level, headquartered in the head office of the company Rhodia S.A., in France. Mechanical engineer formed at the School of Engineering of Mauá. Born February 25, 1949.

19.  ALEXANDRE D’AMBROSIO

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Director of organizational development of the Votorantim Participações, since June 2003. Graduate for University of Law of the University of São Paulo, Master in International Law for Havard University and in Law Compared by George Washington University. Member of the Order of the Lawyers of Brazil(OAB São Paulo), of the District of Columbia Bar (USA) and of the Court of International Trade (New York). Born August 1, 1962

Members of the Management:

21.  CARLOS AUGUSTO LIRA AGUIAR.

Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer of the Company since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with the operations department of the Company.

22.  WALTER LÍDIO NUNES

Chief Officer of Aracruz Celulose  S.A. since MaY 27, 1998. Since 1977 has held various managerial positions with’s the industrial area. He is graduate Engeneer at PUC University Rio Grande do Sul. also he is Specializzed in managment. Born October 1st, 1948.

23.  JOÃO FELIPE CARSALADE

Chief Commercial Officer of Aracruz Celulose S.A. since September 6, 1993. graduated in Commercial Department of Aracruz Celulose S.A.. He was General Manager of Sales before his nomination to be Chief Commercial Officer. Business Administration, Political Sciences School, Rio de Janeiro. Born September14, 1945.

24.  ISAC ROFFÉ ZAGURY

Financial director of Aracruz Celulose S.A since 06/06/2003. it Occupied several executive functions in BNDES since 1979, Director in 2000 and Vice Presidente in 2002. In 1999, it was attached secretary of National Treasury. Economist with master’s degree for the Papal Catholic University of Rio de Janeiro. Born: June 03, 1951.

Members of Conselho Fiscal:

1.     WAGNER BRAZ

Member of Fiscal Council of Aracruz Celulose S.A. since 04/2000. it is also ‚Elect Director and ratified, for the Central Bank of Brazil, of the Bank J. Safra S.A., since April 09, 1999. It is, also, Executive Superintendent of the Conglomerado Safra, answering for the areas of Accounting, Juridical Societário and Fiscal of the Banco Safra S/A, Safra Leasing S.A. Mercantile Leasing, Agropecuária Potrillo S.A., Pastoral Farming Couto Magalhães S.A., Distributing Harvest of Titles and Valores Mobiliários Ltd., Harvest Broker of Values and Exchange Ltd., Safra Seguradora S.A. and too much integral companies of the Conglomerado Safra. Formed in accounting. Born: 17/12/1955.

2.     FERNANDO OCTÁVIO MARTINS ALVES

Member of Fiscal Council of Aracruz Celulose S.A.. 16 years ago it is Managing Financial of the Grupo Lorentzen, in the companies: Arapar S.A., Lorenpar S.A., Lorentzen Empreendimentos S.A. and Norbrasa Empreendimentos S.A.. it was Managing of the Stock exchange of Rio de Janeiro, having been teacher of the Papal Catholic University (IAG-RJ) and of the Fundação Getúlio Vargas (CADEMP-RJ). it Studied the School of Engineering of UFF - it would Engineer Civil. Born in 07.11.44.

3.     SHEILA PERIARD HENRIQUE SILVA

Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. Economist with master’s degree in Industrial Economy for the Federal University of Rio de Janeiro. It acts in Grupo Harvest’s Holding since 1997. Previous experiences: Brasilpar Financial Services, Alcatel Telecomunicações, Pepsi-Cola International, I Support Brascan. Born: 22/08/63

4.     JORGE JULIANO DE OLIVEIRA

Member of the Committee of Auditing of Aracruz Celulose S.A. is also Substitute ‚of the Fiscal Committee of Aracruz. Corporate manager of Auditing Interns of the Votorantim Participações S.A. Bacharel in Accounting Sciences for the University São Judas Tadeu, with professional registration in Regional Council of Accounting of São Paulo under no. 1SP-154.766/O-3. Born: 11/11/1963.

5.     JOSÉ GILBERTO JALORETTO

Sênior member of Aracruz Celulose S.A. Fiscal Board since April 28th, 2006. and coordinator of Brasilcap Capitalização S.A. Audit Committee. He was  Controller Director of Banco do Brasil S.A., Deputy General Manager of Banco do Brasil S.A. PARIS – France, Senior member of Aliança do Brasil S.A. Fiscal Board and deputy of  Business Board for Guaraniana S.A.(NEOENERGIA). He has “Master” and a “PhD” degree in Accontancy from Universidade de São Paulo – USP-SP. Date of Birth: Jun.20th,1951.

6.     MAURO JOSÉ

Member of Fiscal Council of Aracruz Celulose S.A. since 28/04/2006.He was  Auditor of  Brasil S.A.’S Bank in the period of August from 1996 to May of 2004. Formed in Law from Universidade Católica Dom Bosco- MS,  whith MBA in Auditing form USP -Institute of Researches- SP. Specialization in Bank Administration for Faculdade Católica de Administração e Economia - MS. Date of Birth: 05/18/1951.

*  *  *

03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL

1 - BASE EVENT	2 - DATE OF EVENT	3 - INDIVIDUALS & CORPORATIONS	4 - INSTITUCIONAL INVESTORS		5 - SHAREHOLDERS’ AGREEMENT	6 - PREFERRED VOTING STOCK
04/28/2006	AGO/E	3,643	276		Yes	No

7 - CUMULATIVE PREFERRED SHARES			8 - DATES FROM THE LAST AGREEMENT OF SHAREHOLDERS
			02/05/2003

STOCKS IN CIRCULATION IN THE MARKET

9 -STOCKS IN CIRCULATION IN THE MARKET Yes		COMMON STOCK		PREFERRED STOCK		TOTAL
		10 - AMOUNT (UNIT)	11 - PERCENTAGE	12 -AMOUNT (UNIT)	13 - PERCENTAGE	14 -AMOUNT (UNIT)	15 - PERCENTAGE
		15,314,313	3.40	450,040,926	78.00	465,365,239	45.07

16 -PREFERRED STOCKS IN CIRCULATION IN THE MARKET

1 -Class	2 - AMOUNT (UNIT)	3 - PERCENTAGE
PNA	285,214	0.80
PNB	449,755,712	83.40

Nationality

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES		12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT
					6 - QU’TY	7 -%	8 - QU’TY	9 -%	10 - QU’TY	11 -%	COMPOSITION	OF SHAREHOLDERS	14 - Stockholder
					(000)		(000)		(000)
01	Newark Financial Inc.	-	B.V. Islands	—	127,506	28.00	—	—	127,506	12.35	03/31/2006	Yes	Yes

02	Arainvest Participações S.A.	06.139.408/0001-25	Brazilian	SP	127,506	28.00	27,737	4.81	155,243	15.03	03/31/2006	Yes	Yes
	PREFERRED STOCK
Class	QU’TY (000)	QU’TY (000)
PNA	27,737	72.95
TOTAL	27,737	72.95

3	Arapar S.A.	29.282.803/0001-68	Brazilian	RJ	127,494	28.00	—	—	127,494	12.35	03/31/2006	Yes	Yes

4	BNDES Participações S.A.	00.383.281/0001-09	Brazilian	RJ	56,881	12.49	40,001	6,93	96,882	9.38	03/31/2006	Yes	Yes
	PREFERRED STOCK
Class	QU’TY (000)	QU’TY (000)
PNA	10,000	26.30
PNB	30,001	5.57
TOTAL	40,001	6.93

05	Lorentzen	33.107.533/0001-26	Brazilian	RJ	12	0.00			12	0.00	03/31/2006	Yes	Yes

06	Treasure Hold InIInvestments Corp		Virgin Islands	—	—	—	57,876	10.03	57,876	5.60		No	No
	PREFERRED STOCK
Class	QU’TY (000)	QU’TY (000)
PNB	57,876	10.73
TOTAL	57,876	10.03

7	Caixa Prev. Func. Bco do Brasil	33.754.482/0001-24	Brazilian	RJ	581	0.13	31,694	5.49	32,275	3.13		No	No
	PREFERRED STOCK
Class	QU’TY (000)	QU’TY (000)
PNB	31,694	5.88
TOTAL	31,694	5.49

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - Nationalit	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES		12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT
					6 - QU’TY	97-%	8 - QU’TY	9 -%	10 - QU’TY	11 -%	COMPOSITION	OF SHAREHOLDERS	14 - Stockholder
					(000)		(000)		(000)
08	Capital Research and Management Company		American		—	—	27,780	4.81	27,780	2.69	03/31/2006	No	No
	PREFERRED STOCK
Class	QU’TY (000)	QU’TY (000)
PNB	27,780	5.15
TOTAL	27,780	4.81

997	Treasuary Stock	—	—	—	483	0.10	1,483	0.26	1,966	0.19		—	—
	PREFERRED STOCK
Class	QU’TY (000)	QU’TY (000)
PNB	1,483	0.28
TOTAL	1,483	0.26

998	Others	—	—	—	14,928	3.28	390,592	67.67	405,520	39.28
	PREFERRED STOCK
Class	QU’TY (000)	QU’TY (000)
PNA	285	0.75
PNB	390,307	72.39
TOTAL	390,592	67.67

999	Total				455,391	100.00	577,163	100.00	1,032,554	100.00
	PREFERRED STOCK
Class	QU’TY (000)	QU’TY (000)
PNA	38,022	100.00
PNB	539,141	100.00
TOTAL	577,163	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01	Newark Financial Inc.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
0101	VCP Exportadora e Participações S.a.	04.200.577-0001/27	Brazilian	SP	50,000	100.00			50,000	100.00
0199	Total				50,000	100,00			50,000	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101	VCP Exportadora e Participações S.a	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
010101	Votorantim Celulose e Papel S.A.	60.643.228-0001/21	Brazilian	SP	133,958,695	100.00	—	—	133,958,695	100.00
010199	Total				133,958,695	100,00	—	—	133,958,695	100,00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101	Votorantim Celulose e Papel S.A.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 -%
01010101	Votorqantim Participações S.A.	61.082.582/0001-97	Brazilian	SP	94,022,846	88.95	3	0.00	94,022,849	49.07
01010102	Nova HPI Participações	65.785.669/0001-81	Brazilian	SP	11,679,604	11.05	0	0.00	11,679,604	6.10
01010103	BNDES Participações S.A. - BNDESPAR	00.383.281/0001-09	Brazilian	RJ	—	—	6,576,539	7.66	6,576,539	3.43
01010104	MONDRIAN Investment Partners Ltd	-	English	—			9,968,000	11.60	9,968,000	5.20
01010105	Treasuary Stock				2	0.00	1,081,499	1.26	1,081,501	0.56
01010106	Outros				0	0.00	68,285,005	79.48	68,285,005	35.64
01010199	Total				105,702,452	100.000	85,911,046	100.00	191,613,498	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010101	Votorqantim Participações S.A.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 -%
0101010101	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	4,038,553,777	98.16			4,038,553,777	98.16
0101001102	José Ermírio de Moraes Filho - Espólio	039.682.948-15	Brazilian	SP	19,026,623	0.46			19,026,623	0.46
0101001103	Antonio Ermírio de Moraes	004.806.578-15	Brazilian	SP	19,026,623	0.46			19,026,623	0.46
0101001104	Ermírio Pereira de Moraes	499.217.118-49	Brazilian	SP	19,026,623	0.46			19,026,623	0.46
0101001105	Maria Helena Moraes Scripilliti	174.502.828-52	Brazilian	SP	19,026,623	0.46			19,026,623	0.46
0101010199	Total				4,115,660,269	100.00			4,115,660,269	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010102	Nova HPI Participações	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 -%	10 - QU’TY	11 -%
010101010201	Votorantim Participações S.A.	61.082.582/0001-97	Brazilian	SP	7,212,408	100.00			7,212,408	100.00
010101010202	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	1	0.00			1	0.00
010101010299	Total				7,212,409	100.00			7,212,409	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101010103	Hejoassu Administração Ltda	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK			PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	%	8 - QU’TY	9 -%	10 - QU’TY	11 -
010101010301	José Ermírio de Moraes Filho - Espólio	039.682.948-15	Brazilian	SP	400,000	25.00				400,000	25.00
010101010302	AEM Participações S.A.	05.062.403/0001-89	Brazilian	SP	400,000	25.00				400,000	25.00
010101010303	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	400,000	25.00				400,000	25.00
010101010304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	RJ	400,000	25.00				400,000	25.00
010101010399	Total		Brazilian	SP	1,600,000	100.00				1,600,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010302	AEM Participações S.A.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 -%	10 - QU’TY	11 -%
01010101030201	Antônio Ermírio de Moraes		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030202	JEMFParticipações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030203	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030204	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030299	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010101031	JEMF Participações S.A.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 -%	8 - QU’TY	9 - %	10 - QU’TY	11 - %
01010101031101	José Ermírio de Moraes Neto		Brazilian	SP	3,500	33.33			3,500	33.30
01010101031102	José Roberto Ermírio de Moraes	029.080.178-81	Brazilian	SP	3,500	33.34			3,500	33.30
01010101031103	Neide Helena de Moraes		Brazilian	SP	3,500	33.33			3,500	33.30
01010101031104	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	4	33.33	4	0.03
01010101031105	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	4	33.34	4	0.04
01010101031106	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	4	33.33	4	0.03
01010101031199	Total				10,500	100.00	12	100.00	10,512	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010303	ERMAN Participações S.A.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 -%

01010101030301	Ermírio Pereira de Moraes		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030302	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030303	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030399	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010304	MRC Participações S.A.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
01010101030401	Maria Helena de Moraes S. Noschese		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030402	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030403	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030404	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030499	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
02	Arainvest Participações S.A.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
0201	Joseph Yacoub Safra	006.062.278-49	Brazilian	SP	85,990	49.99	21,489	49.98	107,479	49.99
0202	Moise Yacoub Safra	006.062.198-20	Brazilian	SP	85,990	49.99	21,489	49.98	107,479	49.99
0203	Others	—	—	—	4	0.02	18	0.04	22	0.02
0299	Total				171,984	100.00	42,996	100.00	214,980	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03	Arapar S.A.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
0301	Nobrasa Empreendimentos S.A.	30.927.925/0001-43	Brazilian	RJ	388,095,112	41.56	—	—	388,095,112	20.78
0302	Lorentzen Empreendimentos S.A.	33.107.533/0001-26	Brazilian	RJ	263,284,375	28.19	—	—	263,284,375	14.10
0303	São Teófilo Repres. Participações S.A.	03.214.652/0001-17	Brazilian	SP	226,072,316	24.21	689,998,728	73.89	916,071,044	49.05
0304	Others	—	—	—	56,363,186	6.04	243,816,261	26.11	300,179,447	16.07
0399	Total	—	—	—	933,814,989	100.00	933,814,989	100.00	1,867,629,978	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0302	Lorentzen Empreendimentos S.A.	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
030201	Nobrasa Empreendimentos S.A.	30.927.925/0001-43	Brazilian	RJ-	46,876,916	79.29	—	—	46,876,916	63.02
030202	Nebra Participações Ltda	04.418.550/0001-86	Brazilian	RJ	9,178,630	15.53	3,732,352	24.44	12,910,982	17.36
030203	New Era Develop Co. Ltd	—	Bermuda	—	1,735,013	2.93	4,960,455	32.49	6,695,468	9.00
030204	Tiba Participações Ltda	03.410.452/0001-30	Brazilian	RJ	-	-	5,782,196	37.87	5,782,196	7.77
030205	Haakon Lorentzen	667.258.797-72	Noruega	—	1,327,485	2.25	790,305	5.18	2,117,790	2.85
030206	Others	—	—	—	93	0.00	3,146	0.02	3,239	0.00
030299	Total	—	—	—	59,118,137	100.00	15,268,454	100.00	74,386,591	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
030201	Nobrasa Empreendimentos S.A.	03/31/2006

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
03020101	Erling Sven Lorentzen	021.948.307-82	Noruega	—	78,938,850	97.46	—	—	78,938,850	97.46
03020102	Others	—	—	—	2,055,210	2.54	—	—	2,055,210	2.54
030201999	Total	—	—	—	80,994,060	100.00	—	—	80,994,060	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
030202	Nebra Participações Ltda	03/31/2006

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
03020201	New Era Develop Co. Ltd	—	Bermuda	—	10,586,189	99.99	—	—	10,586,189	99.99
03020202	Others	—	—	—	100	0.01	—	—	100	0.01
030202999	Total	—	—	—	10,586,289	100.00	—	—	10,586,289	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
030204	Tiba Participações Ltda	03/31/2006

1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - NATIONALITY	5 - STATE	6 - COMMON STOCK		7 - PREFERRED STOCK		8 - TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
03020401	Haakon Lorentzen	667.258.797-72	Noruega	—	1,180,626	100.00	—	—	1,180,626	100.00
03020402	Others	—	—	—	1	0.00	—	—	1	0.00
030204999	Total	—	—	—	1,180,627	100.00	—	—	1,180,627	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0303	São Teófilo Repres. Participações S.A.	03/31/2006

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
0303001	Caminho Editorial Ltda	54.089.495/0001-04	Brazilian	SP	14,962,154	45.41	2,033,046	6.87	16,995,200	27.18
0303002	Nalbra S I LLC	—	American	—	16,475,914	50.00	8,509,948	28.77	24,985,862	39.95
0303003	Brasil Warant Admin. de Bens e Empresas	33.744.277/0001-88	Brazilian	SP	1,513,760	4.59	3,596,972	12.16	5,110,732	8.17
0303004	Brasil Silva I LLC	07.534.265/0001-19	American	—	—	—	9,740,015	32.92	9,740,015	15.58
0303005	Fernando Roberto Moreira Salles	002.938.068-53	Brazilian	SP	—	—	1,704,503	5.76	1,704,503	2.73
0303006	Others	—	—	—	—	—	3,999,639	13.52	3,999,639	2.73
0303999	Total	—	—	—	32,951,828	100.00	29,584,123	100.00	62,535,951	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0303001	Caminho Editorial Ltda	03/31/2006

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
0303001001	Brasil Warant Admin. de Bens e Empresas	33.744.277/0001-88	Brazilian	SP	90,557,436	90.65	—	—	90,557,436	90.65
0303001002	Other	—	—	—	9,340,157	9.35	—	—	9,340,157	9.35
0303001999	Total	—	—	—	99,897,593	100.00	—	—	99,897,593	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0303002	Nalbra S LLC	03/31/2006

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
030300201	Nalbra Inc.	05.625.528/0001-70	Bahamas		30,012,000	100.00	—	—	30,012,000	100.00
0303002999	Total	—	—	—	30,012,000	100.00	—	—	30,012,000	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0303003	Brasil Warant Admin. de Bens e Empresas	03/31/2006

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK			7 - TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	%	10 - QU’TY	%
030300301	Fernando Roberto Moreira Salles	002.938.068-53	Brazilian	SP	60	25.00	60	25.00		120	25.00
030300302	Walther Moreira Salles Junior	406.935.467-00	Brazilian	RJ	60	25.00	60	25.00		120	25.00
030300303	Pedro Moreira Salles	551.222.567-72	Brazilian	SP	60	25.00	60	25.00		120	25.00
030300304	João Moreira Salles	667.197.397-00	Brazilian	RJ	60	25.00	60	25.00		120	25.00
030300399	Total	—	—	—	240	100.00	240	100.00		480	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
04	BNDES Participações S.A.	03/31/2006

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
0401	Banco Nac. Desenvol. Econ. Social - BNDES	33.657.248/0001-89	Brazilian	DF	1	100.00	—	—	1	100.00
0499	Total				1	100.00	—	—	1	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0401	Banco Nac. Desenvol. Econ. Social - BNDES	03/31/2006

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
					6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
040101	União Federal		Brazilian	DF	6,273,711,452	100.00	—	—	6,273,711,452	100.00
040199	Total				6,273,711,452	100.00	—	—	6,273,711,452	100.00

04.01 - BREAKDOWN OF THE PAID IN CAPITAL

1 - DATE OF LAST CHANGE :   04/30/1997

2 -ITEM	3 - TYPE OF SHARE	5 - PAR VALUE	6 - NUMBER OF SHARES (000)	7 - SUBSCRIBED (R$ ‘000)	8 - PAID-UP (R$ ‘000)
01	Commom - Nominative Stock	NONE	455,391	817,899	817,899
03	Class A Preferred - Nominative Stock	NONE	38,022	68,289	68,289
04	Class B Preferred - Nominative Stock	NONE	539,141	968,319	968,319
99	Total		1,032,554	1,854,507	1,854,507

04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

		3 - PAID-IN CAPITAL	CHANGES IN THE PAID-IN CAPITAL
1 -ITEM	2 - DATE	(R$000)	4 - AMOUNT (R$000)	6 - NOTES

01	04/30/1997	1,854,507	489	CAPITAL RESERVES

04.04 - AUTHORIZED CAPITAL

1 - NUMBER OF SHARES (000)	2 - AMOUNT (R$‘000)	2 - DATE
1,077,920	2,450,000	04/30/1997

05.01 - TREASURY STOCK

1 - ITEM	2 - TYPE	3 - CLSS	3- MEETING	4 - ACQUIS’N PERIOD	6 - TO BE BUY-BACK (000)	7 - AMOUNT TO BE DISBURSED (R$ 000)	8 - Nº. ALREADY BOUGHT-BACK (000)	9- AMOUNT ALREADY DISBURSED (R$ 000)
01	COMMON		08/22/1980	02/17/1982	483	198	483	198
02	PREFERRED	A	08/22/1980	02/17/1982	36	15	36	15
03	PREFERRED	B	08/22/1980	02/17/1982	9	1	9	1
04	COMMON		12/10/1997	02/10/1998	1,116	0	0	0
05	PREFERRED	A	12/10/1997	02/10/1998	304	0	0	0
06	PREFERRED	B	12/10/1997	02/10/1998	47,142	0	14,483	22,276
07	COMMON		03/10/1998	06/10/1998	1,116	0	0	0
08	PREFERRED	A	03/10/1998	06/10/1998	304	0	0	0
09	PREFERRED	B	03/10/1998	06/10/1998	32,659	0	7,455	11,835
10	COMMON		06/24/1998	09/24/1998	1,116	0	0	0
11	PREFERRED	A	06/24/1998	09/24/1998	304	0	0	0
12	PREFERRED	B	06/24/1998	09/24/1998	27,984	0	6,288	5,580
13	COMMON		09/25/1998	12/23/1998	1,116	0	0	0
14	PREFERRED	A	09/25/1998	12/23/1998	304	0	0	0
15	PREFERRED	B	09/25/1998	12/23/1998	18,840	0	0	0
16	COMMON		10/24/2000	01/25/2001	1,116	0	0	0
17	PREFERRED	A	10/24/2000	01/25/2001	289	0	0	0
18	PREFERRED	B	10/24/2000	01/25/2001	19,112	0	17,095	44,230
19	PREFERRED	B	04/29/2003	06/03/2003	4	9	4	9
20	PREFERRED	B	06/03/2005	06/02/2006	15,000	0	0	0

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM	2 - TYPE	APPROVAL OF DISTRIBUTION		5 - END OF FISCAL YEAR	6 - NET PROFIT (R$ 000)	7 - AMOUNT PER SHARE (R$ )	8 - TYPE OF SHARE	9 - CLASS	10 - AMOUNT TOTAL (R$ 000)	11 - BEGINNING OF THE PAYMENT
		3 - MEETING	4 - DATE
01	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516	0,2894486463	COMMON		131,672	05/15/2003
02	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516	0,3183935110	PREFERRED	A	12,839	05/15/2003
03	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516	0,3183935110	PREFERRED	B	170,489	05/15/2003
04	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434	0,3307997904	COMMON		150,483	05/14/2004
05	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434	0,3638797694	PREFERRED	A	13,861	05/14/2004
06	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434	0,3638797694	PREFERRED	B	195,656	05/14/2004
07	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342	0,1378332460	COMMON		62,701	05/09/2005
08	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342	0,1516165706	PREFERRED	A	5,765	05/09/2005
09	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342	0,1516165706	PREFERRED	B	81,534	05/09/2005
10	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,1819398847	COMMON		82,766	10/25/2004
11	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,2001338732	PREFERRED	A	7,610	10/25/2004
12	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,2001338732	PREFERRED	B	107,624	10/25/2004
13	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0294044258	COMMON		13,376	11/22/2004
14	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0323448684	PREFERRED	A	1,230	11/22/2004
15	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0323448684	PREFERRED	B	17,394	11/22/2004
16	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0261883168	COMMON		11,913	12/28/2004
17	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0288071484	PREFERRED	A	1,095	12/28/2004
18	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/09/2005	12/31/2004	1,045,342	0,0288071484	PREFERRED	B	15,491	12/28/2004
19	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534	0,0744299529	COMMON		33,859	05/13/2005
20	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534	0,0818729481	PREFERRED	A	3,113	05/13/2005
21	INTEREST ON STOCKHOLDERS’ EQUITY	RD	04/19/2005	12/31/2005	1,177,534	0,0818729481	PREFERRED	B	44,028	05/13/2005
22	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534	0,0394203083	COMMON		17,933	06/13/2005
23	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534	0,0433623392	PREFERRED	A	1,649	06/13/2005
24	INTEREST ON STOCKHOLDERS’ EQUITY	RD	05/19/2005	12/31/2005	1,177,534	0,0433623392	PREFERRED	B	23,319	06/13/2005
25	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534	0,0257288726	COMMON		11,704	07/13/2005
26	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534	0,0283017599	PREFERRED	A	1,076	07/13/2005
27	INTEREST ON STOCKHOLDERS’ EQUITY	RD	06/20/2005	12/31/2005	1,177,534	0,0283017599	PREFERRED	B	15,220	07/13/2005
28	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534	0,1551248412	COMMON		70,567	01/13/2006
29	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534	0,1706373253	PREFERRED	A	6,488	01/13/2006
30	INTEREST ON STOCKHOLDERS’ EQUITY	RD	12/20/2005	12/31/2005	1,177,534	0,1706373253	PREFERRED	B	91,745	01/13/2006
31	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534	0,1378479039	COMMON		62,708	05/15/2006
32	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534	0,1516326943	PREFERRED	A	5,765	05/15/2006
33	INTEREST ON STOCKHOLDERS’ EQUITY	AGO / E	04/28/2006	12/31/2005	1,177,534	0,1516326943	PREFERRED	B	81,527	05/15/2006

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM	2 - TYPE	APPROVAL OF DISTRIBUTION		5 - END OF FISCAL YEAR	6 - NET PROFIT (R$ 000)	7 - AMOUNT PER SHARE (R$ )	8 - TYPE OF SHARE	9 - CLASS	10 - AMOUNT TOTAL (R$ 000)	11 - BEGINNING OF THE PAYMENT
		3 - MEETING	4 - DATE
34	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0	0,0817897563	COMMON		37,207	04/13/2006
35	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0	0,0899687319	PREFERRED	A	3,421	04/13/2006
36	INTEREST ON STOCKHOLDERS’ EQUITY	RD	03/23/2006	12/31/2006	0	0,0899687319	PREFERRED	B	48,372	04/13/2006

06.03 - STATUTORY DISPOSITION OF CAPITAL

1 - ITEM	2 - TYPE OF SHARE	3 - SHARE CLASS	4 - CAPITAL %	5 - CONVERTIBLE	6 - CONVERTS IN	7 - VOTING RIGHTs	8 - TAG ALONG %	9 - PRIORITY IN THE REFUND OF CAPITAL	10 - PREMIUM	11 - TYPE OF DIVIDEND	12 - DIVIDEND	13 - R$ / SHARE	14 - CUMULATIVE	15 - PRIORITY	16 - MADE CALCULATIONS ON

01	PA	A	3.69	YES	PNB	NO		YES	NO	10 HIGH CN			NO	YES	SHARE CAPITAL
02	PB	B	52.21	NO		NO		YES	NO	10 HIGH CN			NO	NO	NET PROFIT
03	CN		44.10	NO		FULL		NO	NO				NO	NO	NET PROFIT

06.04 - STATUTORY CHANGE

1 - LAST STATUTORY CHANGE	2 - OBLIGATORY DIVIDEND (% Profit)
04/29/2005	25,00

07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS

1 - OFFICER SHARING PROFIT	2 - COMPANSATION OF OFFICERS (R$‘000)	3 - PERIOD
NO	10,952	Year

07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS

1 - ITEM	2 - PARTICIPATIONS & CONTRIBUITIONS	3 - LAST FISCALYEAR ENDED R$ ’000) 12/31/2005	4 - PRECEDING FISCAL YEAR ENDED (R$ ’000) 12/31/2004	5 - SECOND PRECEDONG FISCAL YEAR ENDED (R$ ’000) 12/31/2003
01	PARTICIPATIONS -DEBENTURISTS
02	PARTICIPATIONS - EMPLOYEES
03	PARTICIPATIONS - MANAGEMENT
04	PARTICIPATIONS - OTHER
05	CONTRIBUTIONS - ASSISTANCE FUND
06	CONTRIBUTIONS - PENSION FUND	5,340	4,950	3,195
07	OTHER - CONTRIBUTIONS
08	NET PROFIT FOR THE YEAR	1,177,534	1,045,342	878,433
09	NET LOSS FOR THE YEAR

07.03 - PARTICIPATIONS IN THE SUBSIDIARIES

1 - ITEM	2 - COMPANY NAME SUBSIDIARIES	3 - TAxpayer No.	4 - CLASSIFICATION	5 - INTEREST IN SUBSIDIARIES CAPITAL - %	6 - CONTROLLING STOCKHOLDERS’ EQUITY %	7 - TYPE OF COMPANY
01	ARACRUZ TRADING S.A		OPEN CONTROLLED	100.00	0.56	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
02	ARACRUZ CELULOSE (USA INC.)		OPEN CONTROLLED	100.00	0.28	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
03	MUCURI AGROFLORESTAL S.A	28.163.251/0001-06	OPEN CONTROLLED	100.00	1.66	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
04	PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO	28.497.394/0001-54	OPEN CONTROLLED	51.00	0.02	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
05	ARACRUZ PRODUTOS DE MADEIRA S.A.	01.739.871/0001-94	OPEN CONTROLLED	33.33	0.48	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
06	VERACEL CELULOSE S.A.	40.551.996/0002-29	OPEN CONTROLLED	50.00	19.76	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
07	ARACRUZ TRADING HUNGARY LTD		OPEN CONTROLLED	100.00	26.35	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
08	ARA PULP COM. IMPOR. EXPOR. UNIPESSOAL LTD.		OPEN CONTROLLED	100.00	0.08	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
09	RIOCELL TRADE S.A.		OPEN CONTROLLED	100.00	0.05	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

ANYTHING TO INFORM

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Aracruz Celulose is the world’s leading producer of bleached eucalyptus pulp. The Company is responsible for 28% of the global supply of the product, used to manufacture printing and writing, tissue, and high value added specialty papers

Aracruz’s forestry operations are located in the states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul. They involve some 252,000 hectares of eucalyptus plantations, intermingled with around 133,000 hectares of native forest reserves, which are of fundamental importance for ensuring the balance of the ecosystem.

Starting in 2006, Aracruz will once again become self-sufficient in relation to its principal raw material, considering in this computation the wood coming from its own tree farms and those from timber tracts under the partnerships we maintain within the scope of the Forest Producer Program.

The Forest Producer Program, which involves the planting of eucalyptus trees by partners and represents an important alternative source for supply of wood, wound up the year 2005 with an increase of 14 thousand hectares in relation to the previous year. All told, the total area covered by the program stretches a total of 81 thousand hectares contracted by Aracruz in 145 municipalities (townships) in the States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul.

This program, which already included the four states mentioned above, has now begun in 13 municipalities in the Northwest corner of the State of Rio de Janeiro. After definition of the requirements for the process of licensing tree farming activities from the government of this important Southeastern State, Aracruz promoted the “IV Special Rural Producer Day” in the town of Bom Jesus de Itabapoana. The event brought together rural producers from that region, area professionals, technicians and students, and marked the kick-off of the Program, which maintains its State Headquarters in the Town of Itaperuna.

Aracruz posted total production of 2.8 million tons of pulpwood in 2005. This production was distributed at its three industrial sites as broken down in the following table:

Pulp production per Unit

Southeast	Barra do Riacho Unit (ES) – 2,134.5 thousand tons
South	Guaíba (RS) Unit – 417.0 thousand tons
Northeast	Veracel (BA) – 233.9 thousand tons (50% of total production)

In Espírito Santo, Aracruz operates a pulp making complex that is fully integrated with Company-owned eucalyptus plantations and a specialized private port, Portocel, through which most of Aracruz’s pulp production is exported. The Barra do Riacho Unit mill contains three production units with a total capacity of two million tons a year of pulp. Environmental control is ensured through modern systems that treat all emissions, effluents and solid wastes.

At the Guaíba Unit, located in the municipality of Guaíba (RS), Aracruz operates a pulp mill that is also equipped with advanced environmental protection measures, with the nominal capacity to produce 430,000 tons annually of bleached eucalyptus pulp. The unit devotes part of this volume to the production of some 50,000 tons of printing and writing paper, to supply the domestic market.

A third manufacturing facility – Veracel Celulose, with a nominal annual capacity of 900,000 tons of bleached eucalyptus pulp – is located in the municipality of Eunápolis, in the south of Bahia. It is a partnership between Aracruz and the Swedish/Finnish Stora Enso, in which both partners own a 50% stake.

In association with Weyerhaeuser of the U.S., Aracruz owns one-third of Aracruz Produtos de Madeira, which operates a high technology sawmill in southern Bahia, supplying top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad.

Aracruz’s commitment to sustainable development is reflected both in the Company’s management of its eucalyptus plantations and its preservation of the natural ecosystems. Strict environmental practices at the Company’s pulp mill are also subject to a process of continuous improvement.

Aracruz’s commitment to sustainable development is reflected both in the Company’s management of its eucalyptus plantations and its preservation of the natural ecosystems. Strict environmental practices at the Company’s pulp mill are also subject to a process of continuous improvement.

The Company’s standards of social responsibility are reflected in, among other aspects, a significant program of social contributions to neighboring communities in the regions in which Aracruz operates.

Four major shareholders control the Company’s voting shares: the Safra, Lorentzen and Votorantim groups (each owning 28% of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5%). Aracruz’s preferred shares, which constitute 56% of the Company’s total outstanding shares, are traded on the São Paulo, New York and Madrid stock exchanges.

Aracruz is one of the three Brazilian companies included in the Dow Jones Sustainability Index (DJSI World) 2006, which highlights the best corporate sustainability practices in the world. On the Bovespa exchange, it is among the 28 companies that comprise the Corporate Sustainability Index (ISE).

09.02 - MARKET OVERVIEW

The continuity of the global economical growth during the year of 2005, although in a slower rhythm in relation to the year of 2004, contributed to the sustentation of the demand for paper and cellulose.

Although the demand for some types of papers has presented a quick decline, in general, the performance was relatively good. The offer excess that he still persists in some segments is the factor that impedes a better balance. The closing process of some factories no economically viable it should continue happening so that there is an adjustment in the market.

The world demand for market cellulose registered a growth of 0.5% on the already heated up demand of 2004. It is worth to detach the growth verified in the world demand by cellulose of market eucalyptus, about 5%. THE market that more it grew as a whole was the North American, compensating the retraction observed at the European and Asian market.

Atypical factors did with that the fiber market tans was warmer that year. The storms happened in the south of Sweden, they reduced the offer mainly of fiber it tans. The closings of cellulose factories happened in the end of 2004 continued to be observed, mainly in North America, where the production cost is one of the highest of the world. The strike of the paper mills and cellulose in Finland, reducing the offer of those products in the system as a completely. Production stops no drifted in Chile and in Indonesia, besides the hurricanes that reached the United States, they provoked temporary interruptions of provisioning.

Even  from additional offer originating the entrance in operation of Veracel happened in a quite opportune moment, supplying the demand of the market, besides the expected.

That demand scenery for cellulose relatively stable and restriction of the offer contributed to the elevation of the general average of the prices of the eucalyptus cellulose in about of US$60/t, reaching the landing of US$ 594 for ton.

DESCRIPTION	2003	2004	2005

INVENTORY EVOLUTION (000 t)

Aracruz Celulose S.A. - Consolidated	273	278	411

World Invetory	877	863	949

PRICES EVOLUTION (us$FOB/t)

Aracruz Celulose S.A. - Parent Company	445	348	351

Aracruz Celulose S.A. - Consolidated	452	458	502

SALES EVOLUTION (000 t)

Aracruz Celulose S.A. - Parent Company	2,017	2,502	2,454

Aracruz Celulose S.A. - Consolidated	2,149	2,450	2,591

10.01 - PRODUCTS AND SERVICES OFFERED

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES OFFERED	3 - NET REVENUES
01	Bleached Eucalyptus Pulp	100.00%

10.02 - RAW MATERIALS AND SUPPLIERS

ITEM	1 - RAW MATERIAL	IMPORTS		AVAILABLE		SUPPLIER
		2 - Y/N	3 - AMOUNT (R$ 000)	4 - DOMESTIC MARKET	5 - FOREIGN MARKET	6 - NAME	7 - TYPE	8 - % SUPPLIED
01	WOOD (EUCALYPTUS)	N		Y	Y	OWN PRODUCTION	5	37.20
02	CHLORATE OF SODIUM	N		Y	Y	CANEXUS QUIMICA BRASIL LTDA	0	9.02
03	FUEL OIL DIESEL	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	7.23
04	CAUSTIC SODA	N		Y	Y	CANEXUS QUIMICA BRASIL LTDA	0	5.85
05	NATURAL GAS	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	4.53
06	WOOD (EUCALYPTUS)	N		Y	Y	VERACEL CELULOSE S.A.	5	3.69
07	MINERAL COAL	N		Y	Y	COPELMI MINERAÇÃO LTDA	0	1.79
08	FUEL OIL	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	1.79
09	FUEL OIL	N		Y	Y	SHELL BRASIL LTDA	0	1.58
10	HYDROGEN PEROXIDE	N		Y	Y	DEGUSSA BRASIL LTDA	0	1.53
11	WIRE OF STEEL 3,00 MM	N		Y	Y	BELGO BEKAERT ARAMES S.A.	0	1.26

SUPPLIER TYPE:        0 = NOT RELATED PARTY

                                                                                                                   5 = COMPANY OWNED BY THE MAJOR SHAREHOLDER

10.03 - MAIN CUSTOMERS BY PRODUCTS

1 - ITEM	2 - ITEM	3 - PRODUCT / CLIENT	4 - NET REVENUES
001		Bleached eucaliptus pulp
001	002	Aracruz Trading S.A.	2.39%
001	003	Aracruz Trading Hungary	89.34%

11.01 - PRODUCTION PROCESS

Aracruz has to produce of bleached eucalyptus pulp for the process ECF (Elementary Chlorine-free) used internationally for the manufacture of high-grade papers of different types and uses, such as sanitary papers, to print and to write, photographic, digital and ornamental. The Aracruz plant incorporates modern technology and top-level staff; in 2005 it produced 2.134.530 tonnes dry weight, in complete compliance with the quality requirements of the domestic and international markets.

Timber Handling

Timber is prepared in six main lines with the following equipment:

•  3  log cranes for receipt and process input;

•  8  log decks intakes;

•  2  de-barkers;

•  8  chippers that cut logs into wood-chips for cooking;

•  8  chip screens for grading wood-chips;

•  4  bark chippers for the bio-mass boiler.

Chips that pass the screening process are carried on conveyor belts to the open-air wood-chip bins that feed the three silos and three continuous digestors. Rejects are mixed with chopped bark and taken to the bio-mass bins that fuel the two power boilers.

Pulp Lines

Wood-chips from the bins are fed into the two (Kvaerners) continuous digestors where they are cooked under pre-set conditions of retention time, temperature, pressure and alkalis concentration. The resulting pulp runs through the first washing stage at the bottom of the digestor. Each Digestor discharges the cellulose produced for wash in Difusores.

The unbleached pulp is then purified by pressurized screens that separate out undercooked/reject chips. The product from these screens is then passed through a third washing stage that consists of one washer-filter per line in the “A” Plant and two washer-filters per line in the “B” Plant, in series. Rejects are run through a refiner and screens, and are then recycled back to the start of the screening process.

After passing through the washer-filters, the pulp is sent to the oxygen reactors for pre-removal of the lignine with oxygen. It then goes through two washer-presses per line, before storage in the stock silos to be whitened.

The bleaching process has five identical parallel lines, each with five stages:

Stage	Plant A	Plant B	Plant C
1º	D0	D0	A/D0
2º	EO	EOP	EOP
3º	D1	D1	D ou P
4º	PO	E2 ou EP	D ou P
5º	D2	D2	—

Legend:     DO (Chlorine Dioxide)
EO  (Hydroxide of Sodium)
O    (Oxygen)
P    (Hydrogen Peroxide)
A  (Hydrochloric Acid)

After bleaching, the pulp is stocked in four high density storage towers, and is then fed into the bleached pulp purification system. The sheet of pulp is formed by four de-watering machines, each with an input chamber, a flat surface and a triple-press pressing section. After pressing, the sheet is run through four Flakt driers, emerging with a dry weight of 90%. The sheet - 6 meters across s then cut into sheets and packed into bales weighting 250 kilograms each. The bales are piled up and tied in units of 2.000 Kg.

Energy Recycling System

The liquor from the cooking and washing processes containing organic (wood) and inorganic (cooking process chemical products) solids is pumped to the recycling system. This consists of:

•             Three black liquor evaporation lines and concentration units that increase the concentration of solids in this liquid from 15.5% making it combustible and aftewards 80%;

•             Three recovery boilers that burn off the concentrated black liquor and retrieve the chemical products in it, burning the treated gases of the odor system and producing steam of high pressure to proceed for the turbo-generators.

•             Three caustifiers of the green liquor from the recovery boilers, through reaction with calcium oxide, turning this into white liquor which is used in the cooking process in the digestors;

•             Two limes kiln that burn the lime mud produced in the caustification system, turning this into calcium oxide, which is reused in the caustification of the green liquor, and treatment gases originated of the odor system.

Steam is produced by the Three recovery boilers that burn off the concentrated black liquor, as well as the two power boilers that burn bio-mass and fuel oil; these are supplementary and are used only when the main units are out of operation or starting up.

The steam is generated at high pressure, thus allowing direct production of electric power by using it to run four turbo-generators before being channeled into the process. The fifth turbo-generator, is for the condensation of the steam that exceeds the process demand.

Chemical and Electrochemica Plants

As part of the strategy to focus attention on core activities, during the year the company negotiated and sold its electrochemical plant to CXY Chemicals of Canada. A long term supply contract with the new owners of the plant was also signed, guaranteeing the supply of the necesary chemicals at very competitive prices over the next 24 years. This sales had two objectives: (i) monetization of a non-core asset, freeing-up cash for strategic investments; and (ii) transfer of the operational risk of running the plant to a specialized producer with deep know-how in this process.

Insurance

The Industrial Complex of Aracruz began her production in 1978 (Plant “A”), 1991 (Plant “B”) and 2002 (Plant “C”). The Company has a fire insurance policy covering its installations, machinery, equipment, tanks, forests and inventory. It is also insured against loss of profits, breakdown of machinery and engineering risks.

The production process does not have high-risk areas that could halt activities, due to efficient computerized controls in the Industrial Plant. Aracruz performes one scheduled general shut-downs for maintenance for each plant, lasting eight and ten days respectively.

*   *   *

11.02 - COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

The Aracruz’ pulp commercialization is made through own offices in Switzerland (sales for Europe), in the United States (to whole North America, Asia and middle East) and in São Paulo for Brazil and Latin America. The sales to the Asian market are made also through defined agents by the company.

The distribution is made through contracted shipping companies to transport the merchandise from the own port of the company (Portocel) until terminals agreed with the customers. Trucks are used in Brazil for pulp delivery in the customers’ factories. The export process also counts with product sales from Aracruz Celulose to Aracruz Trading and Aracruz Inc. who in fact bills in the exterior almost totality of the sales.

98% of the sales are for export. In 2005 the market participation was: 43% to Europe, 35% to North America, 20% to Asia, 1.5% to Brazil and 0.5% to the rest of Latin America. The main customers of the company are producers of high quality papers, non integrated, as sanitary papers, printing and writing and specialties.

*   *   *

11.03 - MAIN PULP PRODUCTERS

		Production
Company	Country	(Ton / Year)
Aracruz	Brasil	2,737,000
APRIL	Indonésia	1,800,000
APP	China	1,300,000
Ence	Espanha	1,045,000
Cenibra	Brasil	960,000
VCP	Brasil	865,000
Portucel	Portugal	560,000
Alberta Pacific	Canadá	540,000
International Paper	USA	530,000

Source: Outlook for Market Pulp (Hawkins Wright – Dec / 05).

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
01	Industrial Plant	Rod. Barra do Riacho	Aracruz	ES	2,177.900	5.517.570	26	Y	Y	N
02	Land	Aracruz	Aracruz	ES	576,030,000	—	—	N	N	N
03	Land	Fundão	Fundão	ES	9,670,000	—	—	N	N	N
04	Land	Linhares	Linhares	ES	124,220,000	—	—	N	N	N
05	Land	Serra	Serra	ES	52,090,000	—	—	N	N	N
06	Land	Sooretama	Sooretama	ES	34,120,000	—	—	N	N	N
07	Land	Conceição da Barra	Conceição da Barra	ES	374,860,000	—	—	N	N	N
08	Land	Pinheiros	Pinheiros	ES	23,780,000	—	—	N	N	N
09	Land	São Mateus	São Mateus	ES	327,860,000	—	—	N	N	N
10	Land	Pedro Canário	Pedro Canário	ES	4,810,000	—	—	N	N	N
11	Land	Vila Valério	Vila Valério	ES	23,360,000	—	—	N	N	N
12	Land	Rio Bananal	Rio Bananal	ES	8,810,000	—	—	N	N	N
13	Land	Jaguaré	Jaguaré	ES	63,860,000	—	—	N	N	N
14	Land	Montanha	Montanha	ES	25,290,000	—	—	N	N	N
15	Land	Mucurici	Mucurici	ES	11,270,000	—	—	N	N	N
16	Land	Alcobaça	Alcobaça	BA	516,670,000	—	—	N	N	N
17	Land	Caravelas	Caravelas	BA	388,890,000	—	—	N	N	N
18	Land	Ibirapuan	Ibirapuan	BA	142,710,000	—	—	N	N	N

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
19	Land	Mucuri	Mucuri	BA	217,960,000	—	—	N	N	N
20	Land	Nova Viçosa	Nova Viçosa	BA	338,940,000	—	—	N	N	N
21	Land	Prado	Prado	BA	7,770,000	—	—	N	N	N
22	Land	Teixeira de Freitas	Teixeira de Freitas	BA	50,330,000	—	—	N	N	N
23	Land	Vereda	Vereda	BA	34,330,000	—	—	N	N	N
24	Land	Carlos Chagas	Carlos Chagas	MG	51,250,000	—	—	N	N	N
25	Land	Nanuque	Nanuque	MG	80,690,000	—	—	N	N	N
26	Land	Arroio dos Ratos	Arroio dos Ratos	RS	43,170,000	—	—	N	N	N
27	Land	Barão do Triunfo	Barão do Triunfo	RS	5,760,000	—	—	N	N	N
28	Land	Barra do Ribeiro	Barra do Ribeiro	RS	115,710,000	—	—	N	N	N
29	Land	Butiá	Butiá	RS	84,070,000	—	—	N	N	N
30	Land	Charqueadas	Charqueadas	RS	9,320,000	—	—	N	N	N
31	Land	Dom Feliciano	Dom Feliciano	RS	27,890,000	—	—	N	N	N
32	Land	Eldorado do Sul	Eldorado do Sul	RS	32,420,000	—	—	N	N	N
33	Land	General Camara	General Camara	RS	16,570,000	—	—	N	N	N
34	Land	Guaíba	Guaíba	RS	29,980,000	—	—	N	N	N
35	Land	Mariana Pimentel	Mariana Pimentel	RS	22,770,000	—	—	N	N	N
36	Land	Minas do Leão	Minas do Leão	RS	34,730,000	—	—	N	N	N
37	Land	Pântano Grande	Pântano Grande	RS	20,250,000	—	—	N	N	N
38	Land	São Jerônimo	São Jerônimo	RS	42,320,000	—	—	N	N	N

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT

39	Land	Sertão Santana	Sertão Santana	RS	3,740,000	—	—	N	N	N
40	Land	Tapes	Tapes	RS	24,440,000	—	—	N	N	N
41	Land	Triunfo	Triunfo	RS	19,720,000	—	—	N	N	N
42	Forests of Eucalyptus	Serra	Serra	ES	25,086,420	—	—	Y	N	N
	14 - Observation
	Other Purposes : 2,726,480 M2
43	Forests of Eucalyptus	Montanha	Montanha	ES	16,645,570	—	—	Y	N	N
	14 - Observation
	Other Purposes : 1,028,530 M2
44	Forests of Eucalyptus	Alcobaça	Alcobaça	BA	282,275,280	—	—	Y	N	N
	14 - Observation
	Other Purposes : 26,968,640 M2
45	Forests of Eucalyptus	Ibirapuan	Ibirapuan	BA	85,225,410	—	—	Y	N	N
	14 - Observation
	Other Purposes : 7,815,230 M2
46	Forests of Eucalyptus	Mucuri	Mucuri	BA	137,375,040	—	—	Y	N	N
	14 - Observation
	Other Purposes : 11,768,590 M2
47	Forests of Eucalyptus	Nova Viçosa	Nova Viçosa	BA	194,099,100	—	—	Y	N	N
	14 - Observation
	Other Purposes : 19,537,810 M2
48	Forests of Eucalyptus	Prado/Vereda	Prado/Vereda	BA	14,612,900	—	—	Y	N	N
	14 - Observation
	Other Purposes : 1,264,690 M2

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT

49	Forests of Eucalyptus	Caravelas	Caravelas	BA	238,947,990	—	—	Y	N	N
	14 - Observation
	Other Purposes : 22,286,000 M2
50	Forests of Eucalyptus	Teixeira de Freitas	Teixeira de Freitas	BA	25,854,400	—	—	Y	N	N
	14 - Observation
	Other Purposes : 3,421,900 M2
51	Forests of Eucalyptus	Carlos Chagas	Carlos Chagas	MG	24,453,640	—	—	Y	N	N
	14 - Observation
	Other Purposes : 2,744,630 M2
52	Forests of Eucalyptus	Nanuque	Nanuque	MG	39,528,840	—	—	Y	N	N
	14 - Observation
	Other Purposes : 3,183,550 M2
53	Forests of Eucalyptus	Butiá	Butiá	RS	53,219,980	—	—	Y	N	N
	14 - Observation
	Other Purposes : 16,102,560 M2
54	Forests of Eucalyptus	Mariana Pimentel	Mariana Pimentel	RS	15,743,010	—	—	Y	N	N
	14 - Observation
	Forests of Preservation: 5,869,420 M2 - Other Purposes : 1,158,320 M2
55	Forests of Eucalyptus	São Jerônimo	São Jerônimo	RS	26,141,020	—	—	Y	N	N
	14 - Observation
	Other Purposes : 7,563,730 M2
56	Forests of Eucalyptus	Barra do Ribeiro	Barra do Ribeiro	RS	73,549,510	—	—	Y	N	N
	14 - Observation
	Other Purposes : 15,589,600 M2
57	Forests of Eucalyptus	Minas do Leão	Minas do Leão	RS	21,980,810	—	—	Y	N	N
	14 - Observation
	Forests of Preservation: 4,255,570 M2 - Other Purposes : 8,489,830 M2

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT

58	Forests of Eucalyptus	Tapes	Tapes	RS	18,835,170	—	—	Y	N	N
	14 - Observation
	Forests of Preservation: 3,791,910 M2 - Other Purposes : 2,200,150 M2
59	Forests of Eucalyptus	Guaíba	Guaíba	RS	17,910,480	—	—	Y	N	N
	14 - Observation
	Forests of Preservation: 8,497,820 M2 - Other Purposes : 3,480,420 M2
60	Forests of Eucalyptus	Arroio dos Ratos	Arroio dos Ratos	RS	28,615,460	—	—	Y	N	N
	14 - Observation
	Other Purposes : 2,400,530 M2
61	Forests of Eucalyptus	Eldorado do Sul	Eldorado do Sul	RS	22,881,790	—	—	Y	N	N
	14 - Observation
	Forests of Preservation: 7,187,800 M2 - Other Purposes : 3,554,390 M2
62	Forests of Eucalyptus	São Mateus	São Mateus	ES	240,247,610	—	—	Y	N	N
	14 - Observation
	Other Purposes : 18,103,300 M2
63	Forests of Eucalyptus	Sooretama	Sooretama	ES	26,322,840	—	—	Y	N	N
	14 - Observation
	Other Purposes : 2,051,040 M2
64	Forests of Eucalyptus	Aracruz	Aracruz	ES	338,194,220	—	—	Y	N	N
	14 - Observation
	Other Purposes : 38,767,590 M2
65	Forests of Eucalyptus	Conceição da Barra	Conceição da Barra	ES	261,857,780	—	—	Y	N	N
	14 - Observation
	Other Purposes : 20,805,810 M2

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT

66	Forests of Eucalyptus	Jaguaré	Jaguaré	ES	43,439,770	—	—	Y	N	N
	14 - Observation
	Other Purposes : 3,952,990 M2
67	Forests of Eucalyptus	Linhares	Linhares	ES	52,778,040	—	—	Y	N	N
	14 - Observation
	Other Purposes : 5,378,460 M2
68	Forests of Eucalyptus	Pinheiros/Vila Valério/ Mucurici	Pinheiros/Vila Valério/ Mucurici	ES	32,320,580	—	—	Y	N	N
	14 - Observation
	Other Purposes : 2,993,470 M2
69	Forests of Eucalyptus	Fundão /Stª Teresa	Fundão /Stª Teresa	ES	5,703,830	—	—	Y	N	N
	14 - Observation
	Other Purposes : 742,940 M2
70	Forests of Eucalyptus	Rio Bananal/Pedro Canário	Rio Bananal/Pedro Canário	ES	6,777,430	—	—	Y	N	N
	14 - Observation
	Other Purposes : 716,200 M2
71	Forests of Eucalyptus	Santa Leopoldina	Santa Leopoldina	ES	360,060	—	—	Y	N	N
	14 - Observation
	Other Purposes : Santa Leopoldina 50,960 M2 and MArechal Floriano 16,510 M2
72	Forests of Eucalyptus	Dom Feliciano / Triunfo	Dom Feliciano / Triunfo	RS	27,550,800	—	—	Y	N	N
	14 - Observation
	Forests of Preservation: 13,730,310 M2 - Other Purposes : 6,334,240 M2

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT

73	Forests of Eucalyptus	Pantano Grande/ General Camara	Pantano Grande/ General Camara	RS	18,482,860	—	—	Y	N	N
	14 - Observation
	Forests of Preservation:11,105,100 M2 - Other Purposes : 14,193,490 M2
74	Forests of Eucalyptus	Charqueadas/Barão do Triunfo	Charqueadas/Barão do Triunfo	RS	10,690,910	—	—	Y	N	N
	14 - Observation
	Forests of Preservation: 3,579,170 M2 - Other Purposes : 810,390 M2
75	Forests of Eucalyptus	Sertão Santana/ Sentinela Sul/R.Prado	Sertão Santana/ Sentinela Sul/R.Prado	RS	3,806,930	—	—	Y	N	N
	14 - Observation
	Forests of Preservation: 1,624,470 M2 - Other Purposes : 2,955,790 M2
76	Forests of Preservation	Aracruz	Aracruz	ES	199,154,740	—	—	N	N	N
77	Forests of Preservation	Conceição da Barra	Conceição da Barra	ES	92,197,750	—	—	N	N	N
78	Forests of Preservation	São Mateus	São Mateus	ES	69,512,040	—	—	N	N	N
79	Forests of Preservation	Jaguaré	Jaguaré	ES	16,463,870	—	—	N	N	N
80	Forests of Preservation	Linhares	Linhares	ES	66,722,020	—	—	N	N	N
81	Forests of Preservation	Montanha	Montanha	ES	7,611,470	—	—	N	N	N
82	Forests of Preservation	Serra	Serra	ES	24,276,810	—	—	N	N	N
83	Forests of Preservation	Pinheiros/Vila Valério/ Mucurici	Pinheiros/Vila Valério/ Mucurici	ES	23,093,240	—	—	N	N	N
84	Forests of Preservation	Fundão/Santa Teresa	Fundão/Santa Teresa	ES	3,369,010	—	—	N	N	N
85	Forests of Preservation	Rio Bananal / Pedro Canário	Rio Bananal / Pedro Canário	ES	6,128,970	—	—	N	N	N

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT

86	Forests of Preservation	Stª Leopoldina / Marechal Floriano	Stª Leopoldina / Marechal Floriano	ES	1,960,910	—	—	N	N	N
87	Forests of Preservation	Alcobaça	Alcobaça	BA	209,592,060	—	—	N	N	N
88	Forests of Preservation	Ibirapuan	Ibirapuan	BA	49,667,890	—	—	N	N	N
89	Forests of Preservation	Mucuri	Mucuri	BA	68,819,830	—	—	N	N	N
90	Forests of Preservation	Caravelas	Caravelas	BA	128,146,370	—	—	N	N	N
91	Forests of Preservation	Nova Viçosa	Nova Viçosa	BA	126,281,940	—	—	N	N	N
92	Forests of Preservation	Teixeira de Freitas	Texeira de Freitas	BA	21,053,670	—	—	N	N	N
93	Forests of Preservation	Vereda / Prado	Vereda / Prado	BA	26,227,080	—	—	N	N	N
94	Forests of Preservation	Nanuque	Nanuque	MG	37,981,860	—	—	N	N	N
95	Forests of Preservation	Carlos Chagas	Carlos Chagas	MG	28,689,150	—	—	N	N	N
96	Forests of Preservation	Barra do Ribeiro	Barra do Ribeiro	RS	26,530,750	—	—	N	N	N
97	Forests of Preservation	Butiá	Butiá	RS	17,348,860	—	—	N	N	N
98	Forests of Preservation	Arroio dos Ratos	Arroio dos Ratos	RS	12,155,520	—	—	N	N	N
99	Forests of Preservation	São Jerônimo	São Jerônimo	RS	9,143,730	—	—	N	N	N

14.03 -  OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Participation of Controllers, Administrators, Fiscal Council and in circulation.

Position on March 31, 2006

Stockholder	Common Stocks	%	Preferred Stocks (Class A)%		Preferred Stocks (Class B)%		Total	%

Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	87,876,648	16.3	565,013,518	54.7
Lorentzen (4)	127,506,457	28.0	—	—	—	—	127,506,457	12.3
Safra (5)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0	—	—	—		127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	30,001,131	5.6	96,881,988	9.4

Management	193,034	—	—	—	26,005	—	219,039	—
Councilors	1193,034	—	—	—	8,807	—	201,841	—
Directors	—	—	—	—	17,198	—	17,198	—

Tax Council	10	—	—	—	—	—	10	—

Treasury Stocks (1)	483,114	0.1	—	—	1,483,200	0.3	1,966,314	0.2

Other Stockholders (2)	15,314,313	3.4	280,536	0.8	449,755,712	83.4	465,355,239	45.1

Total issued stocks (3)	455,390,699	100.0	38,022,178	100.0	539,141,565	100.0	1,032,554,120	100.0

Outstanding stocks (4)	15,314,313	3.4	285,536	0.8	449,755,712	83.4	465,355,239	45.1

(1)   Stocks issued and repurchased by the Company.

(2)   Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(1)   Total number of subscribed stocks and issued by the Company.

(2)   Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(3)   Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA Common and Treasure Hold Investments Corp. 57,875,517  PNB .

Participation of Controllers, Administrators, Fiscal Council and in circulation.

Position on March 31, 2005

Stockholder	Common Stocks	%	Preferred Stocks (Class A)%		Preferred Stocks (Class B)%		Total	%

Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	90,790,783	16.8	567,927,653	55.0
Lorentzen (5)	127,506,457	28.0	—	—	—	—	127,506,457	12.3
Safra (6)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0	—	—	—	—	127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	32,915,266	6.1	99,796,123	9.7

Management	104,390	—	5,000	—	218,027	—	327,417	—
Councilors	104,390	—	5,000	—	200,829	—	310,219	—
Directors	—	—	—	—	17,198	—	17,198	—

Tax Council	10	—	—	—	—	—	10	—

Treasury Stocks (1)	483,114	0.1	—	—	1,378,000	0.3	1,861,114	0.2

Other Stockholders (2)	15,402,957	3.4	280,536	0.7	446,754,433	82.9	462,437,926	44.8

Total issued stocks (3)	455,390,699	100.0	38,022,178	100.0	539,141,243	100.0	1,032,554,120	100.0

Oustanding stocks (4)	15,507,357	3.4	285,536	0.8	446,972,460	82.9	462,765,353	44.8

(1)   Stocks issued and repurchased by the Company, waiting cancellation.

(2)   Total of stocks issued minus Treasury stocks, members of tax council, Board members (including substitutes), directors and majorities stockholders.

(3)   Total number of subscribed stocks and issued by the Company.

(4)   Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5)   Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(6)   Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA Common and Treasure Hold Investments Corp. 57,875,517  PNB .

Riocell acquisition

On January 7, 2004, Riocell S.A. was incorporated by Aracruz Celulose S.A

Subsidiary alienation

In October, 2004, Aracruz Celulose S.A. sold 2/3 of its stock participation in the subsidiary Aracruz Produtos de Madeira S.A - A.P.M., for R$ 49.6 million, reporting a non-operating profit of R$ 12.2 million on the transaction. This sale sought to merge the company’s production and sale of solid wood products into the operations of a strategic international partner.

14.05 -  CAPITAL EXPENDITURES PROJECTS

The actions taken in 2005 reinforce the strategy adopted by Aracruz in recent years, with continuity of investments that have allowed it to conquer increased shares of the international market for short-fiber pulpwood.

The efforts undertaken in the striving for operational excellence in the Company’s forestry and industrial activities, coupled with “executive citizenship” actions, are aimed at creating conditions for Aracruz to continue its sustainable growth trajectory in the years ahead.

Aracruz’s strategy is focused on two main fronts: growth and operational excellence, with the overriding objective being maximization of value for stockholders.

Aracruz’s capital expenditures in 2005 totaled $217 million. The detailed information on the earmarking of these funds can be found on the following table.

Capital expenditures	R$ thousand

Purchase of lands and forests	6
Tree farming (forest area)	158
Industrial investments	98
Other forest investments	9
Veracel investment	304
Optimization of Guaíba Unit	60
Sundry projects	23
Sub-total	658
Investments in affiliated companies	5
Total	663

Modernization at Guaíba

Investments were made to modernize the Guaíba Unit in the Southern Brazilian State of Rio Grande do Sul, increasing the plant’s installed capacity to 430 thousand tons per year of bleached eucalyptus pulp.

The investments in the industrial process generated improvements in the areas for washing, purification, bleaching, drying and application of caustic soda, as well as in the de-mineralization plant and wood yard. New tables for unloading wood were installed so as to permit transportation of logs by trucks in a lengthwise direction, providing greater safety on local highways.

In the forestry sector, investments allowed for expansion of approximately 12 thousand hectares of lands (8,700 hectares of which are forested), renovation of plantings and implementation of a new nursery in Horto da Barba Negra, in Barra do Ribeiro.

Veracel

The Veracel Unit started up operations this past year, turning out its first bale of pulp on May 22, after 17 months of construction work, the peak phase of which involved no less than 12 thousand workers.

In November, the plant completed 30 consecutive days producing the average output for which it was designed (2,543 tons of bleached eucalyptus pulp per day), thus achieving full operational capacity and conclusion of the so-called “learning curve” in world-record-setting time among industries of the same scale. In a processing industry, the learning curve represents the period in which operational tests are conducted in real time, adjustments are carried out and any adjustments required in equipment and installations are made and the plant is made ready to operate continuously at its projected pace. In the case of Veracel, this process was concluded just 174 days after start-up of operations, whereas the normal period for a plant of this size would be a full year.

The Unit has rated capacity to turn out 900 thousand tons of bleached eucalyptus pulp per year and its production will be sold entirely to each of its parent companies, Aracruz Celulose and Stora Enso, in proportion to their shares in the Company (50% each). In 2005, production for the year totaled 468 thousand tons of pulp, of which 234 thousand tons were shipped to Aracruz.

Portocel

Starting in the first quarter of 2006, the specialized terminal Portocel will receive investment outlays of US$ 30 million in order to expand its pulp export handling capacity. In the year 2005, the terminal handled 4 million tons of this product, which came from Aracruz, Veracel and Cenibra. With the investments scheduled, the terminal should be handling 6 million tons as from 2008, and already in 2006 it will begin providing services to Suzano Bahia Sul as well.

15.01 - ENVIRONMENTAL MATTERS

Environmental Monitoring

The Aracruz Environmental and Social Management System was fully implemented during the year, with Environmental and Social Action committees set up along with Internal Accident Prevention Commissions (CIPAs).

The project Aracruz contemplates compatible technologies with the national and international environmental legislations.

Treatment of Liquid Effluent

The system of efluentes treatment in Aracruz constituted ‚of a primary system and a secondary system. The primary system is the first stage of the treatment process. In this phase the efluente is neutralized and solitary the fibers and rude materials.

The secondary system is constituted of six ponds, being four ponds aeradas and two of stabilization. That system also has an emergency pond with capacity to keep the efluente for twelve hours of operation.

The volume of each pond is of 200.000 m3, and the time of retention for the healthy treatment of six days, in other words, one day in each pond.

The quality of the treated effluent is:

•            Suspended Solids (SS):  1.22 kg/air dry ton pulp;

•            Organically bound chlorine (AOX): 0.09  kg/ air dry ton pulp;

•            Chemical oxygen demand (DQO): 15.5 kg/ air dry ton pulp;

•            Biochemical oxygen demand: 1.33 kg/ air dry ton pulp;

•            Color: 30.4 kg/ air dry ton pulp.

The discard of the treated effluent is accomplished by an underwater emissary, built in polipropileno tubes, whose length, diameter and thickness are approximately 2.500 m, 1.000 mm in the terrestrial part (three tubes) and 1.100 m, 1.000 mm and 40 mm in the part submerged (2 tubes). In the emissary’s final part, submerged 17 m approximately, they exist in each one of the piping 70 difusores of 100 mm, spaced amongst themselves by 4 m. THE project of this presupposes a minimum dilution of 1/140 (factor dilution 140) in the release area. The conception of the treatment project and discard of the effluent in the sea are a form very it holds, guaranteeing the quality of the sea ecosystem, as they demonstrate studies and annual attendance of the flora and sea fauna in the area.

Treatment of Waste Gases

Based on the same philosophy as its liquid effluent treatment system, Aracruz has always sought to ensure that all factors - and particularly the environment - in its project designs are duly taken into consideration to the highest degree.

In order to give a very brief overview of waste gases treatment, some stages and equipment are described:

•  Continuous Digestors: They are used for cooking wood-chips: the odor-forming compounds from this stage of the process are collected and burned in lime kilns;

•  Condensate Strippers:  The contaminated condensates from the evaporation stage and the continuous digestors are purified by a condensate steam stripper, and odorous gases from this treatment are collected and burned in lime kilns;

•  Recovery Boilers:  Aracruz was one of the first industries in Brazil to use the low-odor recovery boiler. Gases produced by burning off the black liquor in the boiler are run through electrostatic precipitators that remove particulate material in suspension before being released through 85-meter high flue gas stacks that guarantee widespread dispersion of gases in the atmosphere. The efficiency of this system is over 99%.

•  Power Boilers: They are used to burn eucalyptus bark. In the case of Boiler No. 1, the gases resulting from this combustion pass electrostatic precipitators that removes particulate material in suspension before these gases are discharged through 85-meter high flue gas stacks. The auxiliary boilers also burn off low-concentration odor-forming compounds collected from the black-liquor tank blow-valves and the pressurized wood-chip bin of the digestor.

•  Lime Kiln: part of the closed liquor circuit, this burns the calcium carbonate. Gases from the lime kiln are cleaned by a high-efficiency electrostatic precipitator. The lime furnace also burns off gases containing the odor-forming compounds;

•  Incinerator: It burns off odor-forming gases when the lime kiln is out of operation, thus avoiding these gases being discharged into the atmosphere;

•  Bleaching: The gases from this operation are collected and scrubbed in an alkaline absorption gas-scrubber system and are then discharged into the atmosphere free of any undesirable compounds.

At Aracruz, 99% of particulate material is removed and cycled back into the process for reuse;  98% of the odor-forming compounds are eliminated through direct burning in the lime kiln, thus minimizing gases discharged into the atmosphere, in accordance with the strictest environmental controls in practice today.

Environmental performance - Biodiversity and forest plantations

Balancing economic development and the preservation of the environment is a global challenge that will grow with the continued rise in the population and the consumption of goods whose production involves the intensive use of natural resources.

As a result of this challenge, an important debate has started over the total protection of biodiversity and the sustainable use of natural resources, since the active agents for the production of future medicines and food may be obtained from the forest.

This question is of extreme importance for Aracruz, since its business is intrinsically dependent on natural resources, such as water, soil and biodiversity.

There is a chain of thought that argues that the remaining tropical forest areas should be preserved intact, without any type of human activity. For some, not even ecotourism should be allowed, with forests being totally isolated from society so that they, through their own mechanisms of environmental balance, ensure the preservation of the species.

The advance of agricultural and cattle raising activities, especially in native forest areas, is highlighted as the main factor responsible for deforestation in Brazil.

Aracruz established its first eucalyptus plantations in the 1960s. The plantations were located in the municipality of Aracruz in Espírito Santo, areas that had mostly been deforested. For example, one of the areas that was acquired – of 8,000 hectares – belonged to the Companhia Ferro e Aço de Vitória (COFAVI), which extracted lumber to produce charcoal for its furnaces.

Aracruz currently owns 400,000 hectaresof land predominantly within the Atlantic Forest biome, of which139,200 hectares are fully preserved and protected native reserve areaswithout any economic use. Studies of biodiversity have demonstrated thatthe interspersed preservation areas and eucalyptus plantations have beenmaking it possible to maintain and further the development of a numberof animal species that are endemic to the Atlantic Forest region.

We are aware of the perception, among part of the community, that eucalyptus plantations have little diversity. However, the biodiversity of eucalyptus plantations cannot be compared with that of native tropical forests, which they do not aim to replace, but rather to the other crops that society needs for its comfort and welfare. Eucalyptus trees provide an alternative source of wood for various end uses, reducing the pressure on native forests and helping avoid the migration of people from the countryside.

Aracruz condemns the use of wood that has been illegally extracted for any purpose and asserts that Atlantic Forest remnants must be preserved and, whenever possible, restored in order to create or increase connectivity between the remaining forest fragments.

To better understand the interaction between its eucalyptus plantations, the native Atlantic Forest reserves and the environment, Aracruz started in 1993 the Watershed Project for the environmental monitoring of the complete eucalyptus cultivation cycle, as well as the study of the relationship between the Company’s plantations, native forests and local fauna. Data on biodiversity, the hydrological cycle of the eucalyptus tree and soil conditions are continually collected, monitored and classified.

Environmental Fines

Barra do Riacho Unit

• The Unit received no notices of infractions nor were any environmental fines incurred during the year.

Guaíba Unit

• In 2005, an environmental fine of R$15,000 was issued by the State Environmental Protection Agency (FEPAM) in relation to the emission of TRS (reduced components of sulfur) above permissible levels. Aracruz appealed, reporting on temporary problems involving TRS emission sources, which did not result in exceeding the total limit for the sources as a whole, as well as problems with the installation of a new electrostatic precipitator in 2005, whose performance was bellow that guaranteed by the supplier. A plan has been prepared for rectification of the problem, which has been proposed to and approved by FEPAM.

Caravelas Terminal

• A summons and a notification of a sanitary infraction were issued to the Caravelas Terminal. A monitoring sample of the drinking water supplied in the Terminal deviated from the required standard: fecal coliforms detected were higher than the legally permitted level. Aracruz identified the cause and immediately carried out the necessary measures to restore compliance with the legally required standard, through the replacement of the chlorine doser.

*   *   *

16.01 -  LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT

1 -ITEM	2 - DESCRIPTION	3 -% NET EQUITY	4 -% NET PROFIT	5 - PROVISION	6 - VALUE (IN REAIS 000)
01	LABOR DISPUTE	0.89	3.18	YES	37,391
02	TRIBUTARY / FISCAL	10.98	39.30	YES	462,780
03	OTHER	0	0	NO	0

17.01 -  TRANSACTIONS WITH RELATED PARTIES

The transactions between the Company and its subsidiaries, jointly-controlled and associated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 5.71% to 8% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

			Parent Company
	Aracruz Trading Hungary Ltd.	Aracruz Trading S.A.	Ara Pulp	Veracel Celulose S.A.	Mucuri Agroflorestal S.A.	Portocel Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	2005 Total	2004 Total

Current assets	158,839			68		3	444	159,354	255,478
Long-term assets					5,330	859		6,189	4,074
Current liabilities	367,995					854		368,849	246,992
Long-term liabilities	1,576,183							1,576,183	1,829,324
Sales revenue	1,973,702	52,868	27,792	30,166			3,023	2,087,551	2,482,087
Payments of port services						13,550		13,550	10,969
Purchase of wood				30,166				30,166	141,736
Financial Expense (Income), net	(81,277)	1,740						(79,537)	(33)

18.01 -  BYLAWS

CHAPTER I

NAME, PURPOSE, MAIN OFFICE AND DURATION

Article    1:

ARACRUZ CELULOSE S.A. shall be governed by these Bylaws and applicable laws.

Article    2:

The purpose of the Corporation is to forest, to reforest, to industrialize and trade with forest products, to explore renewable sources of energy, and to engage in industrial and commercial activities, as well as agricultural and rural activities in general, authorized for those purposes:

 I -  to participate in any modes of other business enterprises, resulting from a decision by the Board of Directors on a proposal by the Board of Officers.

II - to engage in any activity and to carry out any services, directly and indirectly related to its principal activities, including import and export.

Article    3:

The Corporation shall have its main office and jurisdiction in the City of Rio de Janeiro, State of Rio de Janeiro and fiscal domicile in the County of Aracruz, State of Espírito Santo, and it may open offices and other facilities in the country, as a result of a decision of the Board of Officers, and, resulting from a decision by the Board of Directors on a proposal by the Board of Officers, offices and other facilities abroad.

Article    4:

The Corporation shall have an indeterminate period of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

Article    5:

The underwritten capital stock is of R$ 1,854,506,731.94 (one billion, eight hundred and fifty four million, five hundred and six thousand, seven hundred and thirty one reais and ninety four cents), divided into 1,032,554.120 (one billion, thirty two million, five hundred and fifty four thousand, one hundred and twenty) nominative shares, with no face value, 455,390,699 (four hundred and fifty five million, three hundred and ninety thousand, six hundred and ninety nine) being common shares and 577,163,421 (Five hundred and seventy seven million, one hundred and sixty three thousand, four hundred and twenty one) classes A and B preferred shares.

First Paragraph:

Up to the limit of R$ 2,450,000,000.00 (two billion, four hundred and fifty million reais) the underwritten capital stock may be increased, independently of alteration in the Bylaws, through deliberation of the Board of Directors, proposed by Management, except when it is the underwriting of stocks for the realization of assets, in which case it will depend on the approval of the General Stockholders’ Meeting.

Second Paragraph:

The increases in the capital stock may occur without obeying the previous proportion between the several types and classes of shares.

Third Paragraph:

The decision about the hereinabove Paragraph befalls to the General Stockholders’ Meeting.

Fourth Paragraph:

The number of preferred shares with no voting rights, or those subject to restrictions to exercise those rights, may not be higher than 2/3 of the total shares issued, with the exception of the special provisions of the fiscal incentive laws.

Fifth Paragraph:

Splitting shall always be made of the same type and class of the split shares; capital stock increases arising from capitalization of reserves resulting from indexing of the realized capital stock, shall be carried out with no changes in the number of shares issued;  the distribution of new shares resulting from the increase of the capital stock through the capitalization of profits and reserves not resulting from the aforementioned capitalization, shall be carried out, in respect of the common shares, by the distribution of the same types of shares, and in respect of the preferred shares, by the distribution of class B preferred shares.

Article    6:

Each common share shall be entitled to a vote in the deliberations of the General Stockholders’ Meetings.

Article    7:

Preferred shares shall not be entitled to vote, but they are assured a dividend 10% (ten per cent) higher than the one attributed to common shares, and also the priority in the capital reimbursement, in the event of liquidation of the Corporation

First Paragraph:

Without prejudice of what is set forth in Article 7 above, Class A preferred shares shall have priority to receive a 6% (six per cent) minimum annual dividend, calculated on the amount of capital stock they represent and divided between them in equal amounts.

Second Paragraph:

Class B preferred shares, although being entitled to a dividend as set forth in Article 7 above, shall have no priority to receive dividends

Third Paragraph:

Class A preferred shares may be converted into class B shares, the cost of the conversion to be borne by the interested shareholder.

Article    8:

Shares may be maintained in a deposit account, in the name of their respective holders, with no issue of Certificates, in financial institution of good repute, accredited by the Securities and Exchange Commission (Comissão de Valores Mobiliários) appointed by the Board of Officers, with the approval of the Board of Directors.

Sole Paragraph:

The interested shareholders shall bear the costs of the transfer services of the property of posted shares, within the limits determined by the Securities and Exchange Commission.

Article    9:

Each class of shares shall have its own set of numbers.

Article  10:

Share certificates shall always be signed by 2 (two) Officers, and the Corporation may issue multiple securities and bonds.

Article  11:

The rights of preference of shareholders in the underwriting increases of the capital stock shall be assured of a term no shorter than 30 (thirty) days, pursuant to the law.

First Paragraph:

The 30 (thirty) day term, provided for under this article, shall be counted from the publication date of the underwriting notice in the State Official Gazette.

Second Paragraph:

The shareholder who does not pay the installments corresponding to the shares provided for in the Bulletin or in the notice, shall be subject to the payment of delinquent interest, at a rate of 12% (twelve per cent) per annum, indexing and a 10% (ten per cent) fine on the amount of the installment.

CHAPTER III

GENERAL STOCKHOLDERS’ MEETINGS

Article  12:

General Stockholders’ hold Meetings shall be held until April 30th of every year, and Special Meetings shall be held whenever required by the interests of the Corporation.

Sole Paragraph:

The General Stockholders’ Meetings shall be chaired by the President of the Board of Directors, who will chose from among those present one or more Secretaries.

Article  13:

The General Meeting shall determine the general amount of the remuneration of the Board of Directors and of the Board of Officers.

Sole Paragraph:

The apportionment of the remuneration among the administrators shall be determined by the Board of Directors.

CHAPTER IV

ADMINISTRATION

 Article  14:

The Corporation shall be managed by a Board of Directors and a Board of Officers.

SECTION I

BOARD OF DIRECTORS

Article  15:

The Board of Directors will be constituted by a minimum of 9 (nine) and a maximum of 12 (twelve) member, one of which the President, stockholders, residents in the country, elected in the General Meeting for a period of 3 (three) years, reelection permitted, and remaining in office until their successors take office.

First Paragraph:

Any Member of the Board of Directors may submit to the General Meeting the appointment of an alternate with the responsibility of substituting for mentioned Member in the Board of Directors Meetings.

Second Paragraph:

The installation of the Board Members will be through an Installation Record entered into the Book of Minutes of the Board of Directors Meetings.

Third Paragraph:

Once installed, the Board of Directors shall elect 1st and 2nd Vice-President from amongst its members, who, , will sit for the President in the event of fortuitous absence or impediment.

Fourth Paragraph:

The Board of Directors may, whenever it deems necessary, set up Committees with advisory and briefing duties on subjects under its responsibility.

Fifth Paragraph:

The Committees mentioned in the Fourth Paragraph may work part-time or full-time and be constituted, in addition to the members of the Board of Directors, by any member of the Board of Officers and other individuals invited for that purpose.

Article  16:

It is the responsibility of the Board of Directors:

I  -  to establish the general guidance for the business of the Corporation and to determine the related financial and economic policies;

II  -  to elect and dismiss the Officers, and by proposal of the Officer-President, to establish their respective responsibilities;

III -  to supervise the Officers’ administration, to examine at any time books and documents of the Corporation, to seek information about agreements entered into or to be entered into and about any other acts;

IV -    to call the General Stockholders’ Meetings;

V  -  to give their opinion about the Administration report and the Board of Officers’ accounts;

VI -   to deliberate about capital stock increases and the resulting issue of shares, determining the issue price, according to the limit of the authorized capital stock, except in respect to the provisions under Article Five, Third Paragraph, if that may be the case.

VII - to authorize the alienation, mortgage and in any manner, the encumbrance of property of the permanent assets of the Corporation, extending guarantees to obligations of third parties, except the personal guarantees in favor of the companies controlled by the Corporation itself, that will waive the anticipated authorization;

VIII - to appoint and dismiss independent auditors;

IX  - to guide and advise the Board of Officers in all matters of interest to the Corporation;

X - to supervise the administration of company business, in order to assure that the deliberations of the General Stockholders’ Meeting and of the Board of Directors itself are complied with;

XI  - to approve plans, programs and financial and investment budgets of the Corporation;

XII - to approve the guidance to be complied with by the representative of the Corporation in the General Stockholders’ Meetings of the Controlled and affiliated Companies or which it is a part;

XIII- to approve in advance any agreement to be entered into by the Corporation and its stockholders;

XIV-  to authorize the purchase of its own shares, for the cancellation or permanence of same in the Treasurer’s office and future alienation;

XV- to decide about the issue of Commercial Papers.

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder’s interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder’s interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company’s permanent assets, agreements with related persons and investments in new capacity production; and

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder’s interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder’s interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company’s permanent assets, agreements with related persons and investments in new capacity production; and

18.01 - BYLAWS

XVII - the final portion of the item VII of this article shall not be applicable if it is a Company in which the Company holds a controlling interest, but not holds the control solely, in such case, it shall be necessary the previous approval of the Board of Directors to grant any guarantees or security interests.

Article  17:

The Board of Directors will hold meetings whenever required by the interests of the company, called by the President, Vice-President in the exercise of the Presidency or by at least 3 (three) of its Members. The decisions shall be taken by majority of votes, with the attendance of more than half of its Members.

First Paragraph:

The meetings will be called by letter or telegram, with at least 5 (five) days of advance notice.

Second Paragraph:

The Officers will attend the meetings of the Board of Directors, whenever called to do so.

Third Paragraph:

The President may invite a Member of the Board of Directors to act as secretary to the meetings.

Article  18:

In the event that an office in the Board of Directors becomes vacant the respective alternate will be called and in the absence of the latter, a substitute will be appointed by the other members of the Board and will perform the respective duties until the next General Stockholders’ Meeting is held.

Sole Paragraph:

The successors that are elected shall complete the term of office of their respective predecessors.

Article  19:

The following specific duties are incumbent upon the President or  Vice-President in the exercise of the Presidency :

1. to chair the General Stockholders’ Meetings;

2. to call and chair the Board of Directors Meetings;

3. to supervise the administrative services of the Board;

4. to organize and have the agenda of each meeting distributed, as well as the necessary information transmitted to the members of the Board of Directors, at least 5 (five) working days in advance of the date of each meeting.

SECTION II

BOARD OF OFFICERS

Article  20:

The Board of Officers shall be constituted by a minimum of 2 (two) and a maximum of 8 (eight) members, shareholders or otherwise, resident in the country, one the Officer-President and the remainder Officers, one among them, if so previously appointed by the Board of Directors, may have the title of Officer-Vice-President and, in addition to his permanent duties shall substitute the Officer-President in his temporary impediments and shall succeed him in the event of vacancy, until the Board of Directors elects a substitute to complete the term of office of the substituted officer.

First Paragraph:

The members of the Board of Officers shall be elected by the Board of Directors for a 3 (three) year term of office, may be reelected and will remain in office until the installation of their successors.

Second Paragraph:

The installation of the Officers will be through an Installation Record entered into the Book of Minutes of the Board of Officers’ Meetings.

Article  21:

The Board of Officers shall have full powers to administrate and manage company business, to perform all the acts and duties of all the operations related to the purpose of the Corporation, provided the guidance and decisions of the Board of Directors and the General Stockholders’ Meeting are complied with.

Sole Paragraph:

Subject to the provisions of Item VII under Article 16, the Board of Officers by collective decision may authorize the alienation of chattels and equipment that have become nonserviceable, unnecessary or obsolete.

Article  22:

It is incumbent upon the Officer-President to perform executive duties of the Corporation, with responsibilities of organizing, coordinating and supervising the activities of the other Officers, ensuring that the deliberations and guidance determined by the General Stockholders’ Meetings and Board of Directors are faithfully observed.

First Paragraph:

In addition, the following specific duties are also incumbent upon the Officer-President:

I -to call and chair the Board of Officers’ Meetings;

II - to keep the Board of Directors informed about the activities of the Corporation.

Second Paragraph:

The other members of the Board of Officers shall have the duties assigned to them by the Board of Directors upon proposal of the Officer-President.

Article  23:

The provisions of Item I under Article 2 and under Items VII and XIII to XV under Article 16 of these Bylaws complied with, the members of the Board of Officers, always acting jointly in sets of two, have the responsibility of, actively and passively, representing the Corporation, in judicature or thereout, including in respect of the alienation or encumbrance of chattels of the permanent assets and the granting waivers to the obligations of third parties to the Corporation.

First Paragraph:

To carry out juridical acts in general the Corporation may also be represented by 01 (one) Officer jointly with 01 (one) attorney in fact or by 02 (two) attorneys in fact with special powers.

Second Paragraph:

The powers of attorney shall carry the signatures of 02 (two) Officers and shall precisely contain the powers being granted and, with the exception of those with ad judicia clauses, shall not be valid for more than one year.

Third  Paragraph:

For acts of representation before federal, state and municipal public entities, government agencies, public corporations, mixed economy corporations, grantees and licensees of public utilities; in acts that do not result in obligations for the Company or in the waiver of obligations of third parties to the Company;  in carrying out fiscal and social security obligations;  for the preservation of its rights in administrative or any other kind of processes; in endorsing checks or credit in the bank accounts of the Company;  in the handling of the checking accounts within the range of the program of purchases of small amounts, up to the limit corresponding to 03 (three) minimum salaries;  and in acts that refer to the relations of the Company with its employees, the Company may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with specific powers.

Fourth Paragraph:

To act in a jurisdiction beyond the limits of its main office, authorized according to these Bylaws, the Corporation may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with explicit powers to carry out the specific act, provided this representative is appointed by a joint decision of the Board of Officers.

Article  24:

In the event that an office in the Board of Officers becomes vacant, the Board of Directors shall elect a substitute to complete the remaining period of the term of office of the substituted member.

Sole Paragraph:

With the exception of the provisions under Article 20, during the temporary absences and impediments of any Officer, he shall be substituted for by the Officer-President or by any other Officer he appoints. Pursuant to  this paragraph, the substitutes shall perform their duties cumulative with those of the substituted Officer until the latter resumes his duties.

Article  25:

The Board of Officers shall hold meetings whenever the interests of the Corporation so require, in the main office or in the place informed in the notification, the Officer-President or the Officer-Vice-President must be present. The decisions, registered in the minutes, shall be taken by the absolute majority of votes of the attendees, the Officer-President or Officer-Vice-President in addition to their individual vote, shall cast the deciding vote.

CHAPTER V

FINANCIAL BOARD

Article  26:

The Corporation shall have a permanent Financial Board, constituted from 3 (three) to 5 (five) permanent members and equal number alternates, which shall be governed by the applicable laws.

CHAPTER VI

FISCAL YEAR

Article  27:

The Fiscal Year shall coincide with the calendar year. On December 31st of every year the balance sheet shall be set out, complying with the applicable laws, and after establishing the reserves, amortizations and depreciations determined, or permitted, by law, the following shall be deducted from the net profits earned:

I - 5% (five per cent) to constitute the legal reserve fund, until its amount reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty five per cent), minimum, for the payment of the compulsory dividend to stockholders, calculated on the amount of the net profit of the fiscal year adjusted pursuant to the law and complying with the priority assured to the preferred shares.

First Paragraph:

The balance remaining shall be used according to the decision of the General Stockholders’ Meeting on proposal by the Board of Directors, and if it is in session, the Financial Board shall give its recommendation.

Second Paragraph:

The Board of Directors may determine the setting out of a semiannual balance sheet or a shorter period, and the distribution of intermediate dividends, for the account of the profits obtained, earned surplus or the profit reserves already set up.

CHAPTER VI

GENERAL PROVISIONS

Article  28:

In order for the Corporation to comply with stockholders’ agreements, the latter have to be filed in the main office of the former, and upon request from the interested, parties may be entered in the respective records and in the stock certificates.

Article  29:

The Corporation shall maintain a permanent department of Technological Research and Development, with specific budget resources, according to annual or pluriannual programs.

Article  30:

The Corporation shall maintain a social work service for its employees, with specific budget resources, according to annual or pluriannual programs.

Article  31:

The Corporation shall be liquidated as provided for in the law or as a result of a decision of the General Stockholders’ Meeting.

Sole Paragraph:

It is the responsibility of the General Stockholders’ Meeting to determine the manner by which the liquidation shall occur, and the Board of Directors, who shall remain in office, shall appoint the liquidator. Pursuant to the law, the operation of the Financial Board shall depend upon request from the shareholders.

CHAPTER VIII

TEMPORARY PROVISIONS

Article  32:

Pursuant to the terms of Article 172 of Law number 6,404/76 of December 15th, 1976, the right of preference assured to stockholders under the terms of Article 11 of these Bylaws shall not apply to the increase of the capital stock to be carried out in 1992, by public underwriting in Brazil and simultaneous issue of American Depositary Receipts (ADR) abroad, nor to the subsequent additional increase, which will be carried out to meet the option to be granted to the underwriters of mentioned increase, pursuant to the usual practice in the international market, to an amount not higher than 15% (fifteen percent) of its respective value.

Article  33:

It shall be the responsibility of the Board of Directors to deliberate about the aforementioned Article and to effect all the other necessary acts for the referred capital stock increases, according to the terms of Article 16, Item VI of these Bylaws, mentioned capital stock increases may be effected independently of the prior proportion between the different types and classes of shares, and the provisions of Article 5, Third Paragraph shall not apply to referred  capital stock increases.

vvvvvv

Identical to the original.

Transcribed from the competent book.

(Signed) - José Luiz Braga - Legal Manager.

19.0- SUBSIDIARIES

Aracruz Trading S.A.

19.06 .01- BALANCE SHEET – ASSET– THOUSAND OF R$  000

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
1	TOTAL ASSETS	28,140	56,398	2,962,585
1.1	CURRENT ASSETS	17,708	49,407	1,213,968
1.1.1.	CASH AND CASH EQUIVALENTS	1,927	519	161,031
1.1.2	CREDITS	5,665	37,526	924,735
1.1.3	INVENTORIES	9,925	11,271	124,870
1.1.4	OTHERS	191	91	3,332
1.2	LONG-TERM ASSETS	7,651	3,736	1,745,728
1.2.1	CREDITS	0	0	1,733,520
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	7,651	3,736	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	12,208
1.3	FIXED ASSETS	2,781	3,255	2,889
1.3.1	INVESTMENTS	2,781	3,255	2,889
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

19.06.02 — BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
2	TOTAL LIABILITIES	28,140	56,398	2,962,585
2.1	CURRENT LIABILITIES	4,612	4,441	747,357
2.1.1	LOANS AND FINANCING	0	0	238,559
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	4,606	3,835	506,634
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	6	606	0
2.1.8	OTHERS	0	0	2,164
2.2	LONG-TERM LIABILITIES	0	0	1,758,078
2.2.1	LOANS AND FINANCING	0	0	1,758,078
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.5	STOCKHOLDER’S EQUITY	23,528	51,957	457,150
2.5.1	PAID-IN CAPITAL	228	259	22,240
2.5.2	CAPITAL RESERVES	0	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	23,300	51,698	434,910

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2005 TO 12/31/2005	4 – FROM : 01/01/2004 TO 12/31/2004	5 – FROM : 01/01/2003 TO 12/31/2003
3.1	GROSS SALES AND SERVICES REVENUE	119,419	750,555	2,950,466
3.2	SALES TAXES AND OTHER DEDUCTIONS	(13,801)	(48,846)	(190,458)
3.3	NET SALES REVENUE	105,618	701,709	2,760,008
3.4	COST OF GOODS SOLD	(73,507)	(625,064)	(2,750,761)
3.5	GROSS PROFIT	32,111	76,645	9,247
3.6	OPERATING (EXPENSES) INCOME	(8,811)	(2,947)	1,109
3.6.1	SELLING	(8,796)	(21,112)	(55,432)
3.6.2	GENERAL AND ADMINISTRATIVE	(210)	(2,689)	(2,048)
3.6.3	FINANCIAL	(1,386)	73	61,637
3.6.3.1	FINANCIAL INCOME	2,358	697	377,329
3.6.3.2	FINANCIAL EXPENSES	(3,744)	(624)	(315,692)
3.6.4	OTHER OPERATING INCOME	120,646	622,812	2,911,391
3.6.5	OTHER OPERATING EXPENSES	(119,384)	(624,424)	(2,914,820)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	319	393	381
3.7	OPERATING INCOME (LOSS)	23,300	51,698	10,356
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	23,300	51,698	10,356
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	23,300	51,698	10,356

	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,697,000	7,697,000	7,697,000
	EARNINGS PER SHARE	0,00303	0,00672	0,00135
	LOSS PER SHARE	—	—	—

Aracruz Celuose (USA), Inc.

19.06 .01— BALANCE SHEET – ASSET – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
1	TOTAL ASSETS	357,421	336,482	200,107
1.1	CURRENT ASSETS	357,366	336,393	200,016
1.1.1	CASH AND CASH EQUIVALENTS	10,290	6,691	6,795
1.1.2	CREDITS	200,262	202,859	110,257
1.1.3	INVENTORIES	142,614	126,139	82,964
1.1.4	OTHERS	4,200	704	0
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	55	89	91
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	55	89	91
1.3.3	DEFERRED CHARGES	0	0	0

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
2	TOTAL LIABILITIES	357,421	336,482	200,107
2.1	CURRENT LIABILITIES	345,703	324,183	187,441
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	345,167	323,572	187,083
2.1.4	TAXES	536	430	358
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	181	0
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.5	STOCKHOLDER’S EQUITY	11,718	12,299	12,666
2.5.1	PAID-IN CAPITAL	468	531	578
2.5.2	CAPITAL RESERVES	0	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	11,250	11,768	12,088

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2005 TO 12/31/2005	4 – FROM : 01/01/2004 TO 12/31/2004	5 – FROM : 01/01/2003 TO 12/31/2003
3.1	GROSS SALES AND SERVICES REVENUE	1,321,955	1,338,127	646,442
3.2	SALES TAXES AND OTHER DEDUCTIONS	(205,302)	(209,196)	(69,388)
3.3	NET SALES REVENUE	1,116,653	1,128,931	577,054
3.4	COST OF GOODS SOLD	(1,083,708)	(1,093,399)	(551,515)
3.5	GROSS PROFIT	32,945	35,532	25,539
3.6	OPERATING (EXPENSES) INCOME	(30,754)	(34,218)	(24,233)
3.6.1	SELLING	(26,269)	(30,556)	(15,289)
3.6.2	GENERAL AND ADMINISTRATIVE	(1,826)	(2,116)	(2,232)
3.6.3	FINANCIAL	(2,659)	(137)	(1,540)
3.6.3.1	FINANCIAL INCOME	(48,599)	(34,351)	(35,313)
3.6.3.2	FINANCIAL EXPENSES	45,940	34,214	33,773
3.6.4	OTHER OPERATING INCOME	0	0	0
3.6.5	OTHER OPERATING EXPENSES	0	(1,409)	(5,172)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	2,191	1,314	1,306
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	2,191	1,314	1,306
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(1,318)	(652)	(698)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	873	662	608

	CAPITAL STOCK-QUANTITY (THOUSANDS)	200,000	200,000	200,000
	EARNINGS PER SHARE	0,00437	0,00331	0,00304
	LOSS PER SHARE	—	—	—

Mucuri Agroflorestal S.A..

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
1	TOTAL ASSETS	75,541	70,931	70,175
1.1	CURRENT ASSETS	0	0	0
1.1.1	CASH AND CASH EQUIVALENTS	0	0	0
1.1.2	CREDITS	0	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	75,541	70,931	70,175
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	75,541	70,931	70,175
1.3.3	DEFERRED CHARGES	0	0	0

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
2	TOTAL LIABILITIES	75,541	70,931	70,175
2.1	CURRENT LIABILITIES	5,366	756	0
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	0
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	5,329	756	0
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.5	STOCKHOLDER’S EQUITY	70,175	70,175	70,175
2.5.1	PAID-IN CAPITAL	72,300	72,300	72,300
2.5.2	CAPITAL RESERVES	0	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	(2,125)	(2,125)	(2,125)

Portocel - Terminal Especializado de Barra do Riacho

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
1	TOTAL ASSETS	7,867	5,568	5,321
1.1	CURRENT ASSETS	5,964	4,306	4,068
1.1.1	CASH AND CASH EQUIVALENTS	3,043	2,873	2,813
1.1.2	CREDITS	2,729	1,368	1,242
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	192	65	13
1.2	LONG-TERM ASSETS	1,258	505	353
1.2.1	CREDITS	704	425	292
1.2.1.1	DEFERRED TAXES	704	396	276
1.2.1.2	TAXES	0	29	16
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	554	80	61
1.2.3.1	ESCROW DEPOSITS	554	80	61
1.3	FIXED ASSETS	645	757	900
1.3.1	INVESTMENTS	20	20	20
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	20	20
1.3.2	PROPERTY, PLANT AND EQUIPMENT	625	737	880
1.3.3	DEFERRED CHARGES	0	0	0

Portocel - Terminal Especializado de Barra do Riacho

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
2	TOTAL LIABILITIES	7,867	5,568	5,321
2.1	CURRENT LIABILITIES	4,079	2,216	2,312
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	1,564	467	656
2.1.4	TAXES	494	301	117
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	1,162	1,092	1,006
2.1.6.1	VACATION AND 13rd SALARY	1,162	1,092	1,006
2.1.7	LOANS FROM RELATED PARTIES	859	356	533
2.1.8	OTHERS	0	0	0
2.1.8.1	PROPOSED DIVIDENDS	0	0	0
2.1.8.2	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	2,158	1,762	1,446
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	2,133	1,733	1,383
2.2.3.1	TAX CONTINGENCIES	233	233	233
2.2.3.2	LABOR CONTINGENCIES	1,900	1,500	1,150
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	25	29	60
2.5	STOCKHOLDER’S EQUITY	1,630	1,590	1,566
2.5.1	PAID-IN CAPITAL	1,573	1,248	1,248
2.5.2	CAPITAL RESERVES	19	17	16
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	38	325	302

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2005 TO 12/31/2005	4 – FROM : 01/01/2004 TO 12/31/2004	5 – FROM : 01/01/2003 TO 12/31/2003
3.1	GROSS SALES AND SERVICES REVENUE	25,611	17,831	18,241
3.2	SALES TAXES AND OTHER DEDUCTIONS	(3,431)	(2,463)	(1,431)
3.3	NET SALES REVENUE	22,180	15,368	16,810
3.4	COST OF GOODS SOLD	(16,557)	(10,917)	(13,063)
3.5	GROSS PROFIT	5,623	4,451	3,747
3.6	OPERATING (EXPENSES) INCOME	(5,589)	(4,366)	(3,674)
3.6.1	SELLING	0	0	0
3.6.2	GENERAL AND ADMINISTRATIVE	(5,963)	(4,654)	(3,993)
3.6.3	FINANCIAL	377	286	324
3.6.3.1	FINANCIAL INCOME	499	393	425
3.6.3.2	FINANCIAL EXPENSES	(122)	(107)	(101)
3.6.4	OTHER OPERATING INCOME	0	2	0
3.6.5	OTHER OPERATING EXPENSES	(3)	0	(5)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	34	85	73
3.8	NON-OPERATING (EXPENSES) INCOME	27	28	(10)
3.8.1	INCOME	50	43	0
3.8.2	EXPENSES	(23)	(15)	(10)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	61	113	63
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(21)	(89)	139
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	40	24	202

	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,781	7,781	7,781
	EARNINGS PER SHARE	0,00514	0,00308	0,02596
	LOSS PER SHARE	—	—	—

Aracruz Produtos de Madeira S.A.

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
1	TOTAL ASSETS	67,089	62,040	66,386
1.1	CURRENT ASSETS	22,580	19,037	19,993
1.1.1	CASH AND CASH EQUIVALENTS	900	74	397
1.1.2	CREDITS	6,755	7,537	6,555
1.1.3	INVENTORIES	14,790	10,971	13,008
1.1.4	OTHERS	135	455	33
1.2	LONG-TERM ASSETS	370	43	58
1.2.1	CREDITS	370	30	45
1.2.1.1	TAXES	370	30	45
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	13	13
1.2.3.1	ESCROW DEPOSITS	0	13	13
1.3	FIXED ASSETS	44,139	42,960	46,335
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	40,313	38,103	40,446
1.3.3	DEFERRED CHARGES	3,826	4,857	5,889

Aracruz Produtoss de Madeira S.A.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
2	TOTAL LIABILITIES	67,089	62,040	66,386
2.1	CURRENT LIABILITIES	6,281	6,211	2,192
2.1.1	LOANS AND FINANCING	01,138	0	599
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	4,276	1,660	932
2.1.4	TAXES	255	1,039	17
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	493	423	472
2.1.6.1	VACATION AND 13rd SALARY	493	423	472
2.1.7	LOANS FROM RELATED PARTIES	0	2,961	0
2.1.8	OTHERS	119	128	172
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.5	STOCKHOLDER’S EQUITY	60,808	55,829	64,194
2.5.1	PAID-IN CAPITAL	145,655	130,940	130,940
2.5.2	CAPITAL RESERVES	0	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	(84,847)	(75,111)	(66,746)

Aracruz Produtoss de Madeira S.A.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2005 TO 12/31/2005	4 – FROM : 01/01/2004 TO 12/31/2004	5 – FROM : 01/01/2003 TO 12/31/2003
3.1	GROSS SALES AND SERVICES REVENUE	29,319	31,447	28,904
3.2	SALES TAXES AND OTHER DEDUCTIONS	(2,965)	(2,903)	(2,260)
3.3	NET SALES REVENUE	26,354	28,544	26,644
3.4	COST OF GOODS SOLD	(29,097)	(33,092)	(30,662)
3.5	GROSS PROFIT	(2,743)	(4,548)	(4,018)
3.6	OPERATING (EXPENSES) INCOME	(6,993)	(3,816)	(3,454)
3.6.1	SELLING	(1,489)	(1,637)	(2,360)
3.6.2	GENERAL AND ADMINISTRATIVE	(3,786)	(1,808)	(1,678)
3.6.3	FINANCIAL	(222)	(437)	(657)
()6.3.1	FINANCIAL INCOME	178	247	(506)
3.6.3.2	FINANCIAL EXPENSES	(400)	(684)	(151)
3.6.4	OTHER OPERATING INCOME	3	138	165
3.6.5	OTHER OPERATING EXPENSES	(1,499)	(72)	1,076
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(9,736)	(8,364)	(7,472)
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(9,736)	(8,364)	(7,472)
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(9,736)	(8,364)	(7,472)

	CAPITAL STOCK-QUANTITY (THOUSANDS)	44	44	131
	EARNINGS PER SHARE
	LOSS PER SHARE	(221,27273)	(190,09091)	(57,03817)

Veracel Celulose S.A.

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
1	TOTAL ASSETS	1,817,609	1,470,267	557,446
1.1	CURRENT ASSETS	160,043	99,409	77,286
1.1.1	CASH AND CASH EQUIVALENTS	333	78,306	56,980
1.1.2	CREDITS	88,991	10,096	16,611
1.1.3	INVENTORIES	63,099	5,824	3,616
1.1.4	OTHERS	7,620	5,183	79
1.2	LONG-TERM ASSETS	85,248	40,181	4,309
1.2.1	CREDITS	39,523	19,415	4,064
1.2.1.1	DEFERRED TAXES	23,827	7,329	3,989
1.2.1.2	TAXES	15,696	12,086	75
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	40,176	16,888	0
1.2.2.1	FROM AFFILIATES	40,176	16,888	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	5,549	3,878	245
1.2.3.1	ESCROW DEPOSITS	4,851	3,107	245
1.2.3.2	OTHERS	698	771	0
1.3	FIXED ASSETS	1,572,318	1,330,677	475,851
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	1,507,864	1,258,730	398,121
1.3.3	DEFERRED CHARGES	64,454	71,947	77,730

Veracel Celulose S.A.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004	5 – DATE – 12/31/2003
2	TOTAL LIABILITIES	1,817,609	1,470,267	557,446
2.1	CURRENT LIABILITIES	83,102	110,392	47,621
2.1.1	LOANS AND FINANCING	44,887	27,664	31,310
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	30,219	75,335	10,724
2.1.4	TAXES	1,785	3,426	3,087
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	6,105	3,899	2,500
2.1.6.1	VACATION AND 13rd SALARY	6,105	3,899	2,500
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	106	68	0
2.2	LONG-TERM LIABILITIES	901,591	654,749	88,698
2.2.1	LOANS AND FINANCING	887,278	649,063	88,698
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	9,171	5,686	0
2.2.3.1	TAX CONTINGENCIES	9,171	5,686	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	5,142	0	0
2.5	STOCKHOLDER’S EQUITY	832,916	705,126	421,127
2.5.1	PAID-IN CAPITAL	885,816	725,707	431,097
2.5.2	CAPITAL RESERVES	3,836	2,631	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	967	967	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	(57,703)	(24,179)	(9,970)

Veracel Celulose S.A.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2005 TO 12/31/2005	4 – FROM : 01/01/2004 TO 12/31/2004	5 – FROM : 01/01/2003 TO 12/31/2003
3.1	GROSS SALES AND SERVICES REVENUE	165,765	69,015	116,990
3.2	SALES TAXES AND OTHER DEDUCTIONS	(3,994)	(14,838)	(19,135)
3.3	NET SALES REVENUE	161,771	54,177	97,855
3.4	COST OF GOODS SOLD	(135,656)	(22,715)	(25,228)
3.5	GROSS PROFIT	26,115	31,462	72,627
3.6	OPERATING (EXPENSES) INCOME	(75,324)	(47,924)	(43,225)
3.6.1	SELLING	(8,154)	(19,156)	(38,057)
3.6.2	GENERAL AND ADMINISTRATIVE	(24,426)	(24,110)	(13,260)
3.6.3	FINANCIAL	(26,795)	(7,184)	14,986
()6.3.1	FINANCIAL INCOME	3,662	4,468	7,406
3.6.3.2	FINANCIAL EXPENSES	(30,457)	(11,652)	7,580
3.6.4	OTHER OPERATING INCOME	1,499	3,056	525
3.6.5	OTHER OPERATING EXPENSES	(17,448)	(530)	(7,419)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(49,209)	(16,462)	29,402
3.8	NON-OPERATING (EXPENSES) INCOME	(813)	(120)	259
3.8.1	INCOME	1550	0	259
3.8.2	EXPENSES	(968)	(120)	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(50,022)	(16,582)	29,661
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	14,590	5,247	(10,312)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(35,432)	(11,335)	19,349

	CAPITAL STOCK-QUANTITY (THOUSANDS)	219,635,254	219,635,254	219,635,254
	EARNINGS PER SHARE			0,00009
	LOSS PER SHARE	(0,00016)	(0,00005)

Aracruz Trading Hungary Ltd

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004
1	TOTAL ASSETS	3,062,839	2,837,453
1.1	CURRENT ASSETS	1,479,900	997,185
1.1.1	CASH AND CASH EQUIVALENTS	291,698	64,712
1.1.2	CREDITS	1,040,610	830,422
1.01.0201	SUPPLIERS	665,273	584,329
1.01.02.02	ACCOUNTS RECEIVABLE FROM CUSTOMERS	371,250	246,037
1.01.02.03	TAX CREDITS	4,107	56
1.1.3	INVENTORIES	142,999	98,635
1.1.4	OTHERS	4,593	3,416
1.2	LONG-TERM ASSETS	1,582,935	1,840,268
1.2.1	CREDITS	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	1,576,189	1,830,110
1.2.2.1	FROM AFFILIATES	1,576,189	1,830,110
1.2.2.2	FROM SUBSIDIARIES	0	0
1.2.2.3	OTHERS	0	0
1.2.3	OTHERS	6,746	10,158
1.3	FIXED ASSETS	0	0
1.3.1	INVESTMENTS	0	0
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	0	0
1.3.1.3	OTHER COMPANIES	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0
1.3.3	DEFERRED CHARGES	0	0

Aracruz Trading Hungary Ltd

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004
2	TOTAL LIABILITIES	3,062,839	2,837,453
2.1	CURRENT LIABILITIES	597,026	519,375
2.1.1	LOANS AND FINANCING	319,790	201,981
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	259,989	291,890
2.1.4	TAXES	5,116	17,886
2.1.5	DIVIDENDS PAYABLE	0	0
2.1.6	PROVISIONS	0	0
2.1.7	LOANS FROM RELATED PARTIES	7,490	3,736
2.1.8	OTHERS	4,641	3,882
2.2	LONG-TERM LIABILITIES	1,354,718	1,888,818
2.2.1	LOANS AND FINANCING	1,354,718	1,888,818
2.2.2	DEBENTURES	0	0
2.2.3	PROVISION	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0
2.2.5	OTHERS	0	0
2.5	STOCKHOLDER’S EQUITY	1,111,095	429,260
2.5.1	PAID-IN CAPITAL	47	29
2.5.2	CAPITAL RESERVES	0	0
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	0	0
2.5.4.1	LEGAL	0	0
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0
2.5.5	RETAINED EARNINGS	1,111,048	429,231

Aracruz Trading Hungary Ltd

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2005 TO 12/31/2005	4 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	3,150,982	2,765,126
3.2	SALES TAXES AND OTHER DEDUCTIONS	(202,658)	(154,021)
3.3	NET SALES REVENUE	2,948,324	2,611,105
3.4	COST OF GOODS SOLD	(2,137,259)	(2,067,250)
3.5	GROSS PROFIT	811,065	543,855
3.6	OPERATING (EXPENSES) INCOME	(47,598)	(84,765)
3.6.1	SELLING	(56,020)	(52,054)
3.6.2	GENERAL AND ADMINISTRATIVE	(1,702)	(551)
3.6.3	FINANCIAL	11,125	(42,160)
3.6.3.1	FINANCIAL INCOME	191,409	74,383
3.6.3.2	FINANCIAL EXPENSES	(180,284)	(116,543)
3.6.4	OTHER OPERATING INCOME	3,164,239	2,751,058
3.6.5	OTHER OPERATING EXPENSES	(3,165,240)	(2,751,058)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0
3.7	OPERATING INCOME (LOSS)	763,467	449,090
3.8	NON-OPERATING (EXPENSES) INCOME	0	0
3.8.1	INCOME	0	0
3.8.2	EXPENSES	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	763,467	449,090
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(30,922)	(19,830)
3.11	DEFERRED INCOME TAXES	0	0
3.12.1	REMUNERATION	0	0
3.12.2	APPROPRIATIONS	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	732,545	429,260

	CAPITAL STOCK-QUANTITY (THOUSANDS)	11	11
	EARNINGS PER SHARE	66,595,00000	39,023,63636
	LOSS PER SHARE		—

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	3 – DATE – 12/31/2004
1	TOTAL ASSETS	22,036	10,388
1.1	CURRENT ASSETS	22,036	10,388
1.1.1	CASH AND CASH EQUIVALENTS	564	6,871
1.1.2	CREDITS	21,472	0
1.1.3	INVENTORIES	0	0
1.1.4	OTHERS	0	3,517
1.2	LONG-TERM ASSETS	0	0
1.2.1	CREDITS	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0
1.2.2.3	OTHERS	0	0
1.2.3	OTHERS	0	0
1.3	FIXED ASSETS	0	0
1.3.1	INVESTMENTS	0	0
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	0	0
1.3.1.3	OTHER COMPANIES	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0
1.3.3	DEFERRED CHARGES	0	0

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004
2	TOTAL LIABILITIES	22,036	10,388
2.1	CURRENT LIABILITIES	18,577	19
2.1.1	LOANS AND FINANCING	0	0
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	18,577	19
2.1.4	TAXES	0	0
2.1.5	DIVIDENDS PAYABLE	0	0
2.1.6	PROVISIONS	0	0
2.1.7	LOANS FROM RELATED PARTIES	0	0
2.1.8	OTHERS	0	0
2.2	LONG-TERM LIABILITIES	0	0
2.2.1	LOANS AND FINANCING	0	0
2.2.2	DEBENTURES	0	0
2.2.3	PROVISION	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0
2.2.5	OTHERS	0	0
2.5	STOCKHOLDER’S EQUITY	3,459	10,369
2.5.1	PAID-IN CAPITAL	27	36
2.5.2	CAPITAL RESERVES	0	0
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	0	0
2.5.4.1	LEGAL	0	0
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0
2.5.5	RETAINED EARNINGS	3,432	10,333

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2005 TO 12/31/2005	3 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	34,611	0
3.2	SALES TAXES AND OTHER DEDUCTIONS	0	0
3.3	NET SALES REVENUE	34,611	0
3.4	COST OF GOODS SOLD	(27,792)	0
3.5	GROSS PROFIT	6,819	0
3.6	OPERATING (EXPENSES) INCOME	(7,006)	10,369
3.6.1	SELLING	0	0
3.6.2	GENERAL AND ADMINISTRATIVE	(17)	0
3.6.3	FINANCIAL	(6,989)	10,369
3.6.3.1	FINANCIAL INCOME	2,139	10,369
3.6.3.2	FINANCIAL EXPENSES	(9,128)	0
3.6.4	OTHER OPERATING INCOME	0	0
3.6.5	OTHER OPERATING EXPENSES	0	0
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0
3.7	OPERATING INCOME (LOSS)	(187)	10,369
3.8	NON-OPERATING (EXPENSES) INCOME	0	0
3.8.1	INCOME	0	0
3.8.2	EXPENSES	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(187)	10,369
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0
3.11	DEFERRED INCOME TAXES	0	0
3.12.	REMUNERATION	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(187)	10,369

	CAPITAL STOCK-QUANTITY (THOUSANDS)	1	1
	EARNINGS PER SHARE		10,369,0000
	LOSS PER SHARE	(187,00000)	—

Riocell Trade S.A.

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004
1	TOTAL ASSETS	2,245	3,471
1.1	CURRENT ASSETS	2,245	3,471
1.1.1	CASH AND CASH EQUIVALENTS	2,245	2,779
1.1.2	CREDITS	0	692
1.1.3	INVENTORIES	0	0
1.1.4	OTHERS	0	0
1.2	LONG-TERM ASSETS	0	0
1.2.1	CREDITS	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0
1.2.2.3	OTHERS	0	0
1.2.3	OTHERS	0	0
1.3	FIXED ASSETS	0	0
1.3.1	INVESTMENTS	0	0
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	0	0
1.3.1.3	OTHER COMPANIES	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0
1.3.3	DEFERRED CHARGES	0	0

Riocell Trade S.A.

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2005	4 – DATE – 12/31/2004
2	TOTAL LIABILITIES	2,245	3,471
2.1	CURRENT LIABILITIES	288	989
2.1.1	LOANS AND FINANCING	0	0
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	0	186
2.1.4	TAXES	21	244
2.1.5	DIVIDENDS PAYABLE	0	0
2.1.6	PROVISIONS	0	0
2.1.7	LOANS FROM RELATED PARTIES	161	0
2.1.8	OTHERS	106	559
2.2	LONG-TERM LIABILITIES	0	0
2.2.1	LOANS AND FINANCING	0	0
2.2.2	DEBENTURES	0	0
2.2.3	PROVISION	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0
2.2.5	OTHERS	0	0
2.5	STOCKHOLDER’S EQUITY	1,957	2,482
2.5.1	PAID-IN CAPITAL	52	58
2.5.2	CAPITAL RESERVES	0	0
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	0	0
2.5.4.1	LEGAL	0	0
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0
2.5.5	RETAINED EARNINGS	1,905	2,424

Riocell Trade S.A.

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2005 TO 12/31/2005	4 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	0	78,025
3.2	SALES TAXES AND OTHER DEDUCTIONS	0	(1,685
3.3	NET SALES REVENUE	0	76,340
3.4	COST OF GOODS SOLD	0	(70,189
3.5	GROSS PROFIT	0	6,151
3.6	OPERATING (EXPENSES) INCOME	(232)	(3,701)
3.6.1	SELLING	0	(1,167
3.6.2	GENERAL AND ADMINISTRATIVE	(55)	(233
3.6.3	FINANCIAL	(3)	240
3.6.3.1	FINANCIAL INCOME	273	5,794
3.6.3.2	FINANCIAL EXPENSES	(276)	(5,554
3.6.4	OTHER OPERATING INCOME	0	0
3.6.5	OTHER OPERATING EXPENSES	(174)	(2,541
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0
3.7	OPERATING INCOME (LOSS)	(232)	2,450
3.8	NON-OPERATING (EXPENSES) INCOME	0	0
3.8.1	INCOME	0	0
3.8.2	EXPENSES	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(232)	2,450
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	(26
3.11	DEFERRED INCOME TAXES	0	0
3.12	REMUNERATION	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(232)	2,424

	CAPITAL STOCK-QUANTITY (THOUSANDS)	27,150	27,150
	EARNINGS PER SHARE	—	0,08928
	LOSS PER SHARE	(0,00855)	—

20.00 - INFORMATION ON CORPORATE GOVERNANCE

Aracruz bases its activities on the best corporate governance practices and the principles of transparency, sustainable growth and management independence.

Throughout 2005, measures were adopted to assure more structured actions of the various management groups regarding questions of sustainability, emphasizing the following:

•                      The preparation of Internal Rules for the Board of Directors and each of its Consulting Committees in order to increase the effectiveness of their activities.

•                      The conclusion of a survey of the Company’s regulatory structure, including a proposal for an improved hierarchy merging the mission, values, principles, codes, policies and internal rules, making them converge towards the greater sustainability objective. This proposal is currently in an approval phase and should be implemented in 2006.

•                      The mapping of the Company’s many different processes in order to evaluate existing risks and actions necessary to satisfy the Sarbanes-Oxley Act.

•                      The approval of the Company’s Financial Policy by the Board of Directors.

The implementation of a tool that will make it possible to monitor SAP-R/3 access profiles was initiated, designed to detect a combination of highrisk functions that can be segregated. For 2006, new improvements are scheduled for existing systems along with the installation of corporate tools to manage risks and controls.

We concluded a supplier training program under which 65 service companies were evaluated regarding the economic, social and environmental aspects of their activities. This process sought to intensify the formal social and environmental commitments of the suppliers.

In 2005, work continued on efforts, initiated in 2003, to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX) – promulgated by the U.S. Congress in 2002, which is applicable to foreign companies listed on the New York Stock Exchange and also recommended for companies participating in the Bovespa Corporate Governance Level 1 Program.

Problems pointed out by a survey of risks are being resolved through the implementation of new controls and a review of some procedures, designed to obtain certification by the end of 2006, without any reservations on the part of the outside auditors, of the effectiveness of the internal controls attested to by the Company’s management.

During the course of 2005, adjustments to the functions of the Audit Committee were also made to adapt them to the requirements of the SOX; a specialist in Brazilian and U.S. accounting principles and finances was appointed and certain aspects regarding the independence of the committee’s members were amended.

Services provided by Deloitte Touche Tohmatsu Independent Auditors, as established under Article 2 of CVM Instruction nº. 381/03.

Date Services hired	Duration	Nature of the services	Total value of fees (in US$ )	% compared to Accounting Audit
April 2005	12 months	Accounting Audit	260,343.00
April 2005	12 months	Certification of Self-Management Control	40,425.00	15
May 2005	4 months	Verification DIPJ 2005	5,735.00	2
Various		Technical analyses and tax reviews	27,264.00	11

Procedures adopted by the Company in compliance with Paragraph III, article 2 of CVM Instruction nº. 381/03:

The Company adopts, as a formal procedure prior to the hiring of other professional services not related to external accounting audits, a commitment to consult the Independent Auditors regarding assurance that the provision of these other services shall not affect the independence and objectivity necessary for the performance of independent audit services as well as to obtain the duly required approval of its audit committee.

Summary of the justification report of the Independent Auditors – Deloitte Touche Tohmatsu, in compliance with Paragraph IV, article 2 of CVM Instruction no. 381/03:

The execution of other professional services not related to the external audits described above shall not affect the independence or objectivity in the carrying out of the external audit examinations of the Company and its subsidiaries/associated companies. The Entity’s action policy regarding services not related to external audits is based upon principles that preserve the independence of the independent auditor, including: (a) the auditor must not examine its own work, (b) the auditor must not exercise management functions in Entities in which it performs external accounting audit services and (c) the independent auditor must not promote the interests of the audited Entity. These facts did not occur in the case of the aforementioned services.

* * *

GROUP	BLANK	DESCRIPTION	PAGE
01	01	IDENTIFICATION	01
01	02	HEAD OFFICE	01
01	03	SHAREHOLDERS DEPARTMENT	01
01	04	DIRECTOR OF MARKET RELATIONS	01
01	05	REFERENCE / AUDITOR	01
01	06	GENERAL INFORMATION	02
01	07	STOCK CONTROL / SECURITIES ISSUED	02
01	08	PUBLICATION OF INFORMATIVE DOCUMENTS	02
01	09	NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION	02
01	10	DIRECTOR OF MARKET RELATIONS	02
02.01	01	BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY	03
02.01	02	CURRENT COMPOSITION OF THE FISCAL COUNCIL	04
02	02	PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER	05 / 09
03	01	EVENTS RELANTED TO DISTRIBUTION OF CAPITAL	10
03	02	STOCKHOLDER STRUCTURE	10
03	03	DISTRIBUTION OF REGISTERED CAPITAL OF THE CONTROLLING COMPANIES DOWN TO THE INDIVIDUAL LEVEL	13 / 22
04	01	BREAKDOWN OF THE PAID IN CAPITAL	23
04	02	CHANGE IN THE PAID IN CAPITAL IN THE LAST THREE YEARS	23
04	04	AUTHORIZED CAPITAL	23
05	01	TREASUARY STOCK	24
06	01	DIVIDENDS / INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS	25 / 26
06	03	STATUTORY DISPOSITIONS RELATED TO CHANGES IN CAPITAL	27
06	04	STATUTORY CHANGE	27
07	01	COMPENSATION AND CONTRIBUTIONS OF OFFICERS	28
07	02	PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS	28
07	03	PARTICIPATIONS IN THE SUBSIDIARIES	29
08	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES	29
09	01	HISTORICAL OVERVIEW OF THE COMPANY	30 / 31
09	02	MARKET OVERVIEW	32
10	01	PRODUCTS AND SERVICES OFFERED	33
10	02	RAW MATERIALS AND SUPPLIERS	34
10	03	MAIN CUSTOMERS BY PRODUCTS	34
11	01	PRODUCTION PROCESS	35/ 37
11	02	COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT	38
11	03	MAIN PULP PRODUCTERS	39
13	01	MAIN PROPERTIES	40 / 47
14	03	OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY	48 / 49
14	05	CAPITAL EXPENDITURES PROJECTS	50 / 51
15	01	ENVIRONMENTAL MATTERS	52 / 55
16	01	LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT	56
17	01	TRANSACTIONS WITH RELATED PARTIES	57
18	01	BYLAWS	58 / 69
19	00	ARACRUZ TRADING S.A.
19	06.01	BALANCE SHEET – ASSET	70
19	06.02	BALANCE SHEET – LIABILITY	71
19	07	STATEMENT OF OPERATIONS	72

19	00	ARACRUZ CELULOSE (USA), INC.
19	06.01	BALANCE SHEET – ASSET	73
19	06.02	BALANCE SHEET – LIABILITY	74
19	07	STATEMENT OF OPERATIONS	75
		MUCURI AGROFLORESTAL S.A.
19	06.01	BALANCE SHEET – ASSET	76
19	06.02	BALANCE SHEET – LIABILITY	77
		PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO
19	06.01	BALANCE SHEET – ASSET	78
19	06.02	BALANCE SHEET – LIABILITY	79
19	07	STATEMENT OF OPERATIONS	80
		ARACRUZ PRODUTOS DE MADEIRA S.A.
19	06.01	BALANCE SHEET – ASSET	8
19	06.02	BALANCE SHEET – LIABILITY	82
19	07	STATEMENT OF OPERATIONS	83
		VERACEL CELULOSE S.A.
19	06.01	BALANCE SHEET – ASSET	84
19	06.02	BALANCE SHEET – LIABILITY	85
19	07	STATEMENT OF OPERATIONS	86
		ARACRUZ TRADING HUNGARY LTD
19	06.01	BALANCE SHEET – ASSET	87
19	06.02	BALANCE SHEET – LIABILITY	88
19	07	STATEMENT OF OPERATIONS	89
		ARA PULP COM. IMPORT. EXPORT. UNIPESSOAL LTD
19	06.01	BALANCE SHEET – ASSET	90
19	06.02	BALANCE SHEET – LIABILITY	91
19	07	STATEMENT OF OPERATIONS	92
		RIOCELL TRADE S.A.
19	06.01	BALANCE SHEET – ASSET	93
19	06.02	BALANCE SHEET – LIABILITY	94
19	07	STATEMENT OF OPERATIONS	95
20	00	INFORMATION ON CORPORATE GOVERNANCE	96/97